UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) OR 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             OCEAN POWER CORPORATION

                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


         Delaware                                      94-3350291
 -------------------------------             ------------------------------
(State or Other Jurisdiction                (IRS Employer Identification No)
Of Incorporation or Organization)



        5000 Robert J. Mathews Parkway, El Dorado Hills, California 95672
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(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone Number: (916) 933-8100

Securities to be registered under Section 12(b) of the Act:

               Title of each class Name of each exchange on which to be so registered each class is to be registered
               -------------------    ------------------------------

                      None                         None




Securities to be registered pursuant to Section 12(g) of the Act:

         Common Stock, $.01 par value

         ----------------------------
         (Title of Class)

                           FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE CAPTIONS "DESCRIPTION OF BUSINESS OPERATIONS," AND "MANAGEMENT'S DISCUSSION AND ANALYSIS," INCLUDING STATEMENTS CONCERNING (I) THE COMPANY'S STRATEGY; (II) THE COMPANY'S EXPANSION PLANS, (III) THE MARKET FOR THE COMPANY'S PRODUCTS; (IV) THE EFFECTS OF GOVERNMENT REGULATION OF THE COMPANY'S PRODUCTS; AND (V) THE EFFECTS ON THE COMPANY OF CERTAIN LEGAL PROCEEDINGS. BECAUSE SUCH STATEMENTS INVOLVE RISKS OF UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN (SEE ITEM 2 "MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATIONS," UNDER SECTION (a) "PLAN OF OPERATION"). THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

                                     PART I

ITEM 1.                      DESCRIPTION OF BUSINESS


History:

     Ocean Power Corporation (the "Company") was first incorporated in Idaho on April 24, 1969 as Kaniksu American Mining Company, Inc.; name changed to Kaniksu Ventures, Inc., on August 28 1995, and Intryst, Inc., on April 2, 1997.

     On March 14, 1996, the Company acquired Tessier Resources Ltd., ("Tessier"), from Venture Tech, Inc. ("Venture Tech") in exchange for a $3,000,000 debenture convertible into 2,000,000 shares of the Company's common stock. The debenture matures in four (4) years from the date of issuance, carries no interest, and may be converted at the conversion price of $1.50 per share to an aggregate of 2,000,000 shares of authorized but previously unissued shares of the Company's common stock at any time prior to repayment of the debenture. As additional consideration for the acquisition of Tessier, the Company agreed to issue to eligible stockholders of Venture Tech, shares of the Company's common stock and rights to purchase additional shares. Under the terms of the agreement, each individual Venture Tech stockholder as of the date of record April 5, 1996, is entitled to five (5) shares of authorized but previously unissued common stock of the Company for each 100 shares of Venture Tech common stock owned. Further, each five shares of the Company's common stock issued to Venture Tech stockholders shall include ten (10) rights, each right entitling the holder thereof to purchase one additional share of the Company's common stock for $2.25 per share for a period of sixty (60) days following receipt of the Company's shares and rights. The Company intends to deliver these shares and rights pursuant to a registration statement to be filed at a future date. Tessier is in the business of developing and supplying snow and ice removal technology to the commercial market.

     In September, 1997, the Company initiated negotiations to acquire PTC Holdings, Inc., a Delaware corporation with its principal offices in Fair Oaks, California ("PTC Holdings"). In October, 1997, in connection with the proposed acquisition of PTC Holdings, the Company assigned its interest in Tessier back to the original shareholders of Tessier. On December 24, 1997, the Company changed its name from Intryst, Inc. to PTC Group, Inc., an Idaho corporation ("PTC Group").

     On June 22, 1999, PTC Group merged with PTC Holdings, with PTC Group being the surviving entity, whereby PTC Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of PTC Holdings.

     On July 12, 1999, PTC Group, changed its name to Ocean Power Corporation (Idaho).

     On July 21, 1999, Ocean Power Corporation (Delaware) was formed for the purpose of changing the domicile of Ocean Power Corporation (Idaho).

     On July 28, 1999, Ocean Power Corporation (Idaho) merged with Ocean Power (Delaware) and Ocean Power Corporation (Delaware) was the surviving entity, and is traded on the OTC Bulletin Board under the symbol PWRE.

     A. BUSINESS OF THE COMPANY

     The Company is engaged in water desalination and renewable power generation systems that are modular and mass-produced.

     The Company's business plan is to accomplish the sale of water and power through regional joint ventures, located in water and power challenged markets. These locally controlled joint ventures will ideally take 15-25 year contracts to build, own and operate water and power facilities. Although the Company will most likely have a minority ownership position in these joint ventures, their share of the ongoing royalty income will be negotiated on a case-by-case basis. The joint venture partners will be selected for their capabilities in the areas of market development, finance, civil engineering, project management and experience with local political structures.

     The Company is currently in the early stages of development of its first two joint ventures in: (1) Greece; and (2) Mexico.

     Apollo Water and Power International has signed a Heads of Agreement which will lead to a set of definitive agreements based on a mutually acceptable business plan currently under development for their territory concerning Greece and the Greek section of Cyprus.

     CIMA Capital has signed a Heads of Agreement which will lead to the formation of a Joint Venture Corporation to sell water and power from seawater desalination systems and modular power systems in Mexico.

     These two parties should be the first to develop 1 million  gallons per day
(1mgd) pilot plants in their territories.

     Additional preliminary discussions are underway with potential partners in the Caribbean Central and South America, North Africa, Egypt, Spain, Taiwan, India and the Arabian Gulf. These have not yet reached the stage of written commitments.

     To the best knowledge of the Company, the Company is the first company to attempt to reduce the end cost of desalinated seawater and power by applying high-rate manufacturing processes to the various components and subsystems making up its H20kW System. This is proposed to be accomplished through the application of ISO 9000 manufacturing standards to every facet of its systems. From basic technology through site preparation and assembly, the final output of water and power cost is the factor determining all design decisions. Mass-produced standardized distillation and power modules will be configured to meet the customers specific needs and timetables. In all cases, the preference will be to use the lowest-cost preferably indigenous energy source and in keeping with its symbol (Power-Water-Renewable-Energy)renewables will be a priority as long as they make economic sense

     Wind Harvest Company has signed a Memorandum of Understanding to enter into the development of an exclusive license agreement to provide Windstar(TM) Turbines for use with Ocean Power's H20kW(TM) Seawater Desalination Systems.

     The Company has initiated the development of an exclusive worldwide license with Ecological Engineering and Monitoring, Inc., of San Diego, California, and Moscow, Russia for their real-time monitoring technologies for use in the seawater desalination market.

     The Company has signed a Memorandum Of Understanding with Hydrogen Performance Technologies (HyPerTec), a newly formed fuel cell company, for $10 million dollars development and manufacturing support over the next two years.

1.   PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET

     a.    THE MARKET

     The Company recognizes that the world markets for seawater desalination and cleaner power systems of any significance are driven by highly conservative selection criteria.

     The Company believes the path of least resistance to market entry is by placing a priority upon privately owned water and power systems. By focusing on privately owned systems, the set of decision-makers is reduced to a few individuals with authority and the motivation to make a profit. This opens several specific and clear paths to favorable project finance. Ocean Power intends to enter the selected regional markets through joint ventures with regionally based companies or groups of individuals. Through careful selection, education and equity participation, management believes these regional entities will be better able to find, finance, and implement multiyear build, own, operate and transfer contracts for water and power plants that employ Ocean Power systems. The Company will participate in the joint ventures so as to assure optimum ongoing operations and to participate in system expansions, upgrades and profits.

     b.   PRINCIPAL PRODUCTS AND SERVICES

     The Company will focus on the strategic corporate goal of distributing water and power produced from renewable energy sources. Key proprietary products will be manufactured within the company or through subcontracts that accomplish compartmentalization of know-how. The Company's initial products are:

     TURN-KEY WATER & POWER FACTORIES: The primary product of The Company will be turn-key water and power factories using the Company's H20kW systems. These systems will use mass-produced modular, distillation modules powered initially with conventional power technologies, such as gas turbines and later with external combustion engines and fuel cells. In all cases the choice of power technology and energy source will be determined as a result of a comprehensive study of the local conditions regarding energy and environmental issues.

     Ocean Power has signed a Term Sheet with Keeran (now Aquamax International, B.V.) that will lead to the development of an exclusive worldwide license for all Aquamax International B.V.'s owned and controlled patents for use in seawater desalination plants that are 1000 cubic meters and larger.

     As external combustion engines are phased in to take advantage of their lower-cost and higher efficiency, an additional Thermal Vapor Compression (TVC) stage will be added to the H20kW systems. This will operate on the waste heat from the STM engine. These TVC modules can be purchased from a variety of commercial suppliers and although they may have a high initial cost, because the power is waste heat, they can provide a significant improvement in overall system economics.

     SYSTEM DESIGN: The Company systems are designed for the growing private coastal power and water market which requires multi-year demand contracts for power and water. Modular design accommodates unpredicted regional growth patterns while easing initial project finance demands. The Company plans to offer the system design, enabling technology, high quality manufacturing, and project finance to accomplish efficient modular power and water factories. Design has been standardized to allow rapid equipment delivery. Environmentally sensitive design addresses the projected demands of the next century. Financial engineering will be offered to regional joint venture partners.

     HIGH PURITY WATER FROM THERMAL DISTILLATION: Highest quality product water will be achieved through thermal distillation and multi-effect ultra-violet pretreatment. Results will be achieved through several proprietary technologies, including state of the art hypercritical ejectors in place of conventional compressors. Lower equipment cost will be achieved by employing low cost, engineered materials and world-class manufacturing.

     WATER HARDWARE: The Company sought specific configurations of equipment such that reliability and capital cost could be significantly improved by insertion of certain contemporary technologies. Further the equipment sought was to be susceptible to improvements that would greatly reduce manufactured cost. The technology selected accomplishes separation of pure water from seawater through a process known as Mechanical Vapor Compression Distillation (MVCD). This is a mature technology perfected over the past fifty years by various companies around the world. Several thousand seawater desalination plants of this type are in operation around the world. The current MVCD hardware, although producing the best quality water, suffers from several deficiencies including high production costs, low reliability of compressor seals, and less than optimum power efficiency.

     POWER HARDWARE: Initial Company installations will be powered using conventional technologies, i.e. grid power, gas turbines, and Stirling Engines. However, in parallel, a small percentage of the necessary generating capacity will be served by more advanced technologies such as fuel cell. The drive in this direction is toward even-lower cost and cleaner power.

     The basic building block of all of the Company's products will be a 30 kW (net electrical output) module. The initial primary power source will be an external combustion engine.

     These modules will vary according to the local fuel requirements and AC or DC output depending on whether or not they will interface with a local electrical grid. In all cases, these subsystems will also be standardized, mass-produced units.

     In order to serve the primary stationary market, the Company will use a modular system architecture. Initially, the Company will use conventional technology such as gas turbines, which have a proven track record and worldwide availability. The next phase of development, starting late 2000, will use modular system based on the existing 25 kW generators using external combustion engines. These units will be integrated in racks housed in standard, 20' ISO shipping containers to create modules with capacities up to 900 kW. The external combustion engines have shown efficiency and air quality characteristics substantially better than conventional technologies and hold the promise of substantially lower capital and operating costs.

     STM Corporation has signed a License Agreement dated April 10, 2000 with The Company granting exclusive, worldwide rights for the modular, seawater desalination and power market.

     The Company has also signed a Teaming Memorandum with STM Corporation and Singapore Technologies Automotive, the purpose of this Memorandum is to develop the programs to take the existing STM systems and develop a plan to bring them to commercial production up to ISO 9000 standards. The first three projects will address systems operating on Natural Gas, Diesel and Solar Thermal energy sources.

     This family of products will deliver power at efficiencies of 35-40%. Planned improvements should bring that efficiency level up to 50% or more over the next several years. Although these efficiencies are extremely attractive, alkaline fuel cells (AFC) hold the promise of even higher efficiencies and lower costs. Since no currently available fuel cell technologies can match the cost and performance of external combustion engines, the Company has decided to refocus its fuel cell program to not compete at the current time. It will develop its proprietary hydrogen generation and alkaline technology alongside the commercial deployment of external combustion engines. The Company believes that over the next three years it will be able to demonstrate alkaline systems with efficiencies 55% or above.

     This approach allows for near-term commercial sales with the long-term promise of extremely competitive power cost. The ability of both the external combustion engines and the Company's AFC systems to operate a wide range of conventional and renewable fuel cells will help create significant competitive advantage.

     Within the next two years, the 25 kW module will be replaced by a larger 50 kW unit. This will slightly reduce capital cost but still provide for the redundancy, reliability and ease of maintenance that set this system architecture apart from conventional approaches. The common elements of these modules are as follows:

                      1. 25 kW liquid fueled external combustion engine
                      2. 25 kW Gaseous fueled external combustion engine
                      3. 20 kW Solar Module
                      4. 200 kW to 2.0 mW external combustion engine Racks
                      5. 50 kW low temperature hydrogen generator
                      6. 50 kW Alkaline fuel cell subsystem
                      7. 10 kW Liquid fueled external combustion engine
                      8. 50 kW Liquid fueled AFC skid

     As the installations grow in size, larger energy source modules will be developed where sufficient cost benefits will be yielded.

     CONTROL SOFTWARE: Ocean Power intends to employ the latest proven process control and enterprise integration architectures with software employing Java or Juni, and predictive diagnostics technology. This will allow fully autonomous systems with self-diagnostics, highly efficient regional logistics support, and worldwide monitor and control of the Company's systems.

2.   DISTRIBUTION METHODS

     Ocean Power intends to form Affiliate Regional Enterprises,  Joint Ventures
(JVs), and Strategic Alliances (SA) to which H20kW Systems will be transferred for a price. Engineering, training, and financial services may also be transferred to the affiliates.

     The Company intends to participate in, and is in negotiation with several candidates for regional joint ventures (JVs) and Strategic Alliances (SAs) that will build, own, and operate the water and power plants. The JVs will enter into 15 to 25 year contracts to provide demand levels of water and power. The appropriate system will then be integrated on-site using both Company furnished key components and standard commercial components. Site construction will be done by local contractors under the supervision of the JVs in accordance with Company engineering standards and drawings.

     Although the above business structure supports the company's primary goals, additional strategic partners will be sought to develop the stand-alone utility market. These will be utilities and energy service companies in the marketing side with equipment manufacturing on the supply side.

3    COMPETITION:

     At the present time the Company is not aware of any entity seeking to manufacture, integrate, install and operate (through joint ventures or directly) seawater desalination systems powered by sustainable energy sources. A large and complex array of technical, manufacturing, financial, and business development barriers exist for others to enter this business.

     Several significant companies have expanded rapidly into the private water business over the past several years, and all are capable of locating and subcontracting equipment manufactures to supply desalination and green power generation equipment. Among these are:

    o   Suez Lyonnaise des Eaux, France

    o   (a merger of Compagnie de Suez and Lyonnaise des Eaux)

    o   Compaigne General des Eau (Vivendi), France

    o   Thames International, UK

    o   United Utilities (NWW), UK (Bechtel of US is part owner)

    o   Azurix

Entities predicted to enter this market in the near term include:

    o   US Filter, US (Recently acquired by Vivendi of France)

    o   Edison Capital, US

    o   CH2M Hill International, US

    o   Black and Veach International, US

    o   United Infrastructure,  US (a joint venture of Bechtel and Peter Kiewitt
        Sons)

    o   Enron (In conjunction with Azurix for integrated power and water)

     All of the above entities are likely direct competitors to the Company in the area of integrated, modular seawater and power systems. Only Vivendi through its acquisition of SIDEM now has its own seawater desalination technology. The Company's competing technology is less costly to manufacture and power efficient.

     Other entities currently very active in the privatization of water systems could develop an interest in the Company 's market are:

    o   United Water Resources, US (a joint venture of Suez Lyonnaise of France)

    o   Aqua Alliance, US (83% owned by Vivendi of France)

    o   American Water Works, US

    o   California Water, US

DESALINATION:

     General  competition  will be intense  from a wide  variety of suppliers of reverse osmosis technologies (RO). The barrier to entry to this system technology is very low, with key component technology available from three key suppliers throughout the world. However, this generic form of seawater desalination is prone to very poor water quality after a few months of operation, and operation and maintenance costs over the life of a system have proven to be much higher than advertised. The Company believes that seawater desalination through distillation offers a future of superior water quality, vastly superior reliability, and much reduced maintenance. Distillation offers far superior product water quality than other desalination technologies and Vacuum Vapor Compression Distillation, the cycle being employed by Ocean Power's H20KW(TM), is both theoretically and in practice the most efficient distillation cycle. Other key suppliers of distillation equipment are therefore the only competitors listed here. For even closer comparison, only manufactures of systems that do not depend upon waste steam from co-located power generation plants are considered here.

    o IDE Israel Desalination Technologies is the world's leading manufacturer of low-temperature distillation systems. Over 300 desalination plants fielded in 26 countries. Wholly owned by Israel Chemical LTD. Annual sales of about $40M per year.

    o SIDEM Originally part of the French Government's Nuclear Power organization, SIDEM is now owned by Vivendi. SIDEM has built and fielded many high quality vapor compression systems. Through Vivendi's acquisition of US Filter, SIDEM equipment may become more available throughout the world.

    o Alpha Laval: The parent is the world's leading manufacturer of heat exchangers. Over the past several years, Alpha Laval has attempted to enter the seawater desalination industry with a significant vapor compression system in Saudi Arabia. Recently, they attempted to license the technology of Advanced Distillation Technology.

    o MECCO: The only US manufacturer of Vapor Compression Distillation equipment. The company has a reputation of equipment failure. The largest installation is in northern Chile. The company is privately held.

    o Mitsubishi Heavy Industries, Ltd.: Builder of turn-key seawater desalination plants typically employing co-generation schemes, but also directly powered distillation of the MSE or MED type. Known for pursuit of very large plants awarded under conventional tenders.

POWER

     The current status of competitors is fragmented. Although the worldwide trend is moving inexorably to distributed power systems, the bulk of the competitors are still utilities or Independent Power Producers. These companies generally tend to be large and burdened with enormous overhead, an inflexible corporate culture and generally no proprietary technological advantage.

     With the trend toward the use of natural gas and smaller distributed systems, the primary competitors in this market are using aero-derivitive gas turbines from companies such as:

    o   Rolls-Royce

    o   Solar  Turbines,  a Caterpillar  Company

    o   Allison

    o   Allied-Signal

    o   GE

    o   Pratt and Whitney

    o   Siemens

    o   DaimlerChrysler AG

     Since the per kilowatt installed cost of these systems ranges around $1,000, they are starting to see potential competition from smaller capacity, lower cost generators such as micro-turbines, fuel cells, external combustion engines and solar which project system costs ranging from $300 to less than $50. Although none of these technologies are yet in commercial production, there is a great deal of interest and some of the key players are:

    o   DaimlerChrysler AG/Ballard

    o   Allied-Signal

    o   Plug Power/GE

    o   US Wind Power

    o   BP Solar

    o   Siemens

    o   Toyota

THE INDUSTRY

     The seawater desalination industry has installed a total water production capacity of about 22,000,000 cubic meters per day over the past 30 years. Over the past 10 years, new plant installation has averaged about 1,000,000 cubic meters per day each year. This represents about $1.5 billion in equipment sales per year, or about $3 billion in total capital cost for installed plants per year.

     In terms of capacity, the vast majority of installed systems continue to be distillation technology as opposed to reverse osmosis or other technologies. However, the number of worldwide suppliers of seawater distillation systems has diminished from perhaps 20 in 1989 to less than 10 in 1999 through industry consolidation (e.g. Vivendi).

     The Company is not aware of any company that is producing integrated seawater distillation and power source systems at this time. Several historic participants in the industry have reduced capacity to supply equipment and few have accomplished any significant product improvements in decades. Most technical innovation and government sponsored research and development has been applied to seawater reverse osmosis technology. At the present time, reverse osmosis technology produces water of a lesser quality than distillation for the same specific power consumption. Only in the past 5 to 8 years has the industry again invested in significant technical improvements in the area of distillation.

     The best overall analysis of the industry has been produced by Klaus Wagnick, Principle, Wagnick Consulting, GMBH, of Gnarrenburg, Germany. Since 1983, Mr. Wagnick has produced an annual analysis of the industry. His overall view of the industry was delivered to the World Congress of the International Desalination Association in 1997 and included the following important observations:

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

     1. Growth of the industry will be modest for the next few years.

     2. No desalination capacity is installed in countries with a GNP of less than $1,000 per capita per year.

     3. The majority of industrial focus will continue to be on the Middle East.

     4. Substantial growth of the industry will occur only after a dramatic reduction in both capital and operation costs.

     The overall drivers of growth for this industry are population growth, improved standard of living, reduced energy costs, industrialization, and diminishing water quality. All of these drivers are currently pointing to a much-expanded market, yet only a few new players have entered the industry in the past 5 years.

     Currently underway throughout the world is a wave of privatization of both water and power systems. Add to this the growing demand for environmentally benign power sources and little or no excess power generation at each desalination site, and the result is a vastly new set of demands for the industry over the next two decades.

     Lastly, the industry is often driven by hydropolitics. Currently, the "Red Dead" project in Jordan, the formation of the Middle East Desalination Research Center, and the European Union's massive plans for the Mediterranean are examples of such political influence upon the industry. Add to this increasingly stringent drinking water standards and the Kyoto Accords and the resultant effect on water quality, fuels, and power systems, and the industry is clearly subject to a revolution.

4.   SOURCES AND AVAILABILITY OF RAW MATERIALS

     The Company will use a wide range of materials in its various components and subsystems. Since its primary function is as a system integrator, it is generally purchasing subassemblies or complete subsystems such as pumps, blowers, valves, etc. All of these are designed to have multiple vendors worldwide.

     In regard to the proprietary components such as plastic heat exchangers and catalyst formations, the materials are commonplace and there are multiple sources worldwide.

     As part of the Company's Seawater Desalination Systems Product Development Program,, these materials will constantly be reduced in quantity, and where possible, changed for lower cost, i.e. replacing coated stainless steel pressure vessels with lower cost materials such as concrete.

5.      DEPENDENCE ON ONE OR MORE MAJOR CUSTOMERS

     Not applicable

6. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, ROYALTY AGREEMENTS OR LABOR CONTRACTS, INCLUDING DURATION

     To protect its rights to its intellectual property, the Company will rely on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. The Company has registered certain of its trademarks in the United States and is in the process of filing U.S. applications for patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its products. In addition, although the Company believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them.

     These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part, which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed technology infringes on any patent or other proprietary right.

     The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services

7.   GOVERNMENT APPROVAL

     Government approval for the Company's systems will vary from country to country. Regarding the water quality, certification to World Health Organization standards was completed in Malta in January 2000. This will qualify the desalination technology worldwide, with the exception of the U.S. Since all initial plants will be overseas, this certification will be adequate.

8.   EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS

     Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations. As with any business, other governmental regulations and requirements may have a substantial effect on the Company's business operations.


                                  Water Quality

                        (Values in milligrams per litre)
Constituents             WHO             EC             EPA               Ocean Power
------------             ---             --             ---               -----------
Total Dissolved

Solids (TDS)             less than       less than      less than         less than
                         or equal to     or equal to    or equal to       or equal to
                         100             200            500               50
pH (units)               -               -              6.5-8.5           5.5-8.5
Sodium                   less than 200   less than 20   NS                less than 20
Chloride                 less than 250   less than 25   less than 250     less than 25
Bromide                  -               -              -                 less than 25
Heavy Metals             -               less than 30   less than 1       less than or equal to EPA
Turbidity                                                                 0.5-1.0 NTU's
Odor                                                                      3 Threshold
Taste                    -               -              -                 B1 or B2 (Note 1)
Coliform                 NS              NS             less than
                                                        1 colony/100ml    0
Giardia Lambila          NS              NS             0                 0
Le Gionella                              0              0                 0


Note 1: International Association on Water Pollution Research and Control, Flavor Wheel for Drinking Water, Water Quality Bulletin, Vol. 13, No 2-3, 1988

9.   RESEARCH AND DEVELOPMENT COSTS

     During fiscal years 1997, 1998 and 1999, the Company has expended approximately $632,000.00, $360,000.00, and $258,000.00 respectively, on research and development of its products. The costs were expenses as in the Company's financial statements to reflect expenditures and salaries, equipment and related to research and development primarily in the areas of hydrogen generation and alkaline fuel cells. The bulk of the technology to be integrated into the H20kW systems will be acquired from outside through acquisition, joint ventures, licenses or purchase. The Company anticipates expenditure of approximately $500,000 on Research and development for 2000.

     Fees generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding on-going technological development.

     The Company bases the sales prices for its products on the nature of the product, market conditions and market norms, and competition, therefore, it is not possible for the Company to estimate the extent to which the Company's research and development expenses will be borne directly by the customer.

10.  COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

     Both the product water and power must comply with various government regulations regarding quality. This compliance reflects in the cost of equipment and operations of the Company's desalination and power generation equipment.

11.  EMPLOYEES

     As of the date hereof, the Company employed 10 full-time employees. The President, Vice President, Secretary Treasurer, 2 Executive Assistants to the President and Vice President, 2 Chemists, Manufacturing Manager, Design Engineer and and an Administrative Assistant. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will add staff through acquisitions and will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, When used in the Plan of Operations, words such as "estimate", project, "intend" "expect", "anticipate" and similar expressions are intended to identify forward-looking statements.

     Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products and markets for such products, timing and level of customers orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties.

     Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations.

     The Company undertakes no obligation to release or deliver to investors revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters.

a.   PLAN OF OPERATION

     The Company began its current operations in January, 1997 as Manufacturing Technologies Corporation (MTC). This was a Delaware Corporation set up to develop a business manufacturing modular seawater desalination and power plants. In March of 1998, MTC became a wholly owned subsidiary of PTC Holdings, Inc., which subsequently merged with the Company in June 1999. The Company is developing modular seawater desalination systems integrated with environmentally friendly power sources and ultimately fueled with renewable energy sources. These systems will be sold to a series of regional joint ventures that will ideally take 15-25 year contracts to sell water and power. This will provide the Company dual income streams from both equipment sales and royalties from the sale of water and power.

     The  Company  has a limited  operating  history  on which to  evaluate  its
prospects.   The  risks,  expenses  and  difficulties  encountered  by  start-up companies must be considered when evaluating the Company's prospects.

     The Company's plan of operation for the next twelve months is as follows:

  (i) Since completion of its water quality certification on 9 December 1999, the Company has raised over $6.5 million pursuant to a private placement financing which has allowed the Company to implement its Product Development Program, as well as further business development, strategic partnering and acquisition activities. Based on an analysis of its sales and development costs, the Company intends to raise an additional $5-10 million pursuant to a private placement financing in the second quarter of 2000, and, depending on the pace of actual sales and the acquisition activities of the Company, an additional round of financing (for a minimum of $40 million dollars) in the third quarter of 2000. The exact method by which this additional round of financing will be raised will be based on the maximization of shareholder value. The additional equity raised by the Company will allow the Company to execute its business plan and should provide the Company with sufficient capital to bring the Company to profitability in 2001.

 (ii) The Company will be doing technology and product development in a number of areas. They are:

        a)       low-temperature hydrogen generation
        b)       ejectors
        c)       chemical-free water pretreatment
        d)       enhanced heat transfer in plastic heat exchangers
        e)       high-performance alkaline fuel cells

        This work is all aimed at improving the performance and reducing the capital cost of the Company's products.

(iii) The Company intends to make a number of acquisitions and purchases in the next year. They are:

        a)       laboratory and test facilities
        b)       system integration facilities
        c)       Keeran

 (iv) Although the Company plans to subcontract out as much work as possible, it still anticipates increasing the number of employees from the current ten full time and four consultants to approximately 24 full time and eight to ten consultants.

ITEM 3.           DESCRIPTION OF PROPERTY

     (a) The main office of the Company is located at 5000 Robert J. Mathews Parkway, El Dorado Hills, California 95762. It leases a 30,000 square feet building which is currently configured as office, engineering and warehouse space. The term of the Lease is for 5 years commencing April, 1997 and ending April 30, 2002. The company has two, three year options to extend the lease. The company also has an option to purchase the subject property during the period January 1, 1999 and until September 1, 2000, and only between these dates, Lessee shall have the option to purchase. As adequate financing becomes available to the Company, laboratory and test facilities, and system integration facilities will be installed.

     (b) Investment Property: It is and will be the Company's policy to generally avoid investments in illiquid assets such as real estate and manufacturing equipment. With regards to excess funds and retained earnings, the Company generally will invest such funds in money market funds or treasury funds. The Company typically funds ongoing operations from cash flow, and generally should not have significant funds available for long-term investment.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

     1. The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 5, 2000 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company, and (iv) all directors and executive officers as a group.

                      Name and Address                              Percentage
                      Of Beneficial                Number of       Beneficially
Title of Class            Owner                      Shares          Owned (1)
--------------            -----                      ------          ---------

   Common             Joseph P.Maceda*             10,641,579         30.14%
                      5019 Susan Oaks Drive
                      Fair Oaks, CA 95628

   Common             Robert L. Campbell*           6,980,341         19.77%
                      15009 Rio Circle
                      Rancho Murieta,
                      CA 95683

   Common             Gloria Rose Ott*              2,620,000         7.42%
                      20250 Edgewood Farm Lane
                      Purcellville, VA 20132

   Common             J. Michael Hopper*              901,320         2.55%
                      135 Alder Avenue
                      Davis, CA 95616

* Indicates directors and/or executive officers.

Unless otherwise indicated in the footnote below, the Company has been advised that each person above has sole voting power over the shares indicated above.

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)      DIRECTORS AND EXECUTIVE OFFICERS:

                  NAME             AGE        OFFICE
                  ----             ---        ------

         Gloria Rose Ott           45         Chairman of the Board and
                                                       Director

         Joseph P. Maceda          47         President and Director

         Robert L. Campbell        55         Vice President and Director

         J. Michael Hopper         52         Secretary/Treasurer


1.  Based upon 35,301,527 shares of common stock outstanding on July 5, 2000.

2. Directors serve a term of one year. Gloria Rose Ott has served as Director and Chairman of the Board since October, 1998; Joseph P. Maceda has served as a Director since January, 1997; Robert L. Campbell has been a Director since June, 1997.

b)   BACKGROUND INFORMATION:

MS. GLORIA ROSE OTT - CHAIRMAN OF THE BOARD. Ms. Ott joined the Company as Chairman of the Board in October, 1998 Ms. Ott was founder and Chairman of RapidTech, Inc., from 1995 through 1999. RapidTech, a privately held corporation, managed a Defense Advanced Research project that employed agile manufacturing standards to the eventual mass-production of hybrid vehicles, teaming with Detroit Center Tools and the Taylor Dunn Company.

In 1994, Ms. Ott received a Presidential Appointment and served on the Board of Directors of the Overseas Private Investment Corporation (OPIC) until 1999. OPIC sells investment services to assist U.S. companies in some 140 emerging economies around the world with an active portfolio of $18.3 billion. In addition, from 1992-1998 Ms, Ott served as the President of Miraido Corporation, building a $24 million mixed-used real estate project on a city block in San Jose, California. Ms. Ott earned her Bachelor of Arts Degree at San Francisco State University and completed her graduate studies at Sonoma State University.

JOSEPH P. MACEDA - PRESIDENT. In January of 1997, Mr. Maceda founded Manufacturing Technologies Corporation to pursue the modular seawater desalination and power markets. This company became a wholly owned subsidiary of PTC Holdings, Inc, in March of 1998. Mr. Maceda also served as President. In June, 1997, PTC Holdings merged into PTC Group, Inc. (OTCBB Symbol: PWRE), and Mr. Maceda became President of the merged company.

Mr.  Maceda has 22 years of  experience  in  business  development,  management,
finance,   technology  acquisition,   and  development  in  support  of  product
commercialization.

In March of 1987, Mr. Maceda founded Teledata International, Inc., which was developing wireless, wide-area networks for remote monitoring and control systems. Fuel cells were a subsidiary technology development as power supplies but in June 1988, because of the overwhelming potential of fuel cells, all other technologies were shelved and a new corporation was formed call H Power Corporation, to develop fuel cell, hydrogen generation, and storage technologies for use in the battery replacement, stationary power, and transportation markets.

From June 19998 until he left H Power in December, 1996, Mr. Maceda raised money, found technologies and developed strategic partnerships for marketing and manufacturing with companies such as Singapore Technologies, Rolls-Royce; Neste Oy; IBM; Duquesne; Sumitomo; British Nuclear Fuels; the U.S. Department of Defense; the U.K. Ministry of Defense, and others

ROBERT L. CAMPBELL - VICE PRESIDENT. Mr. Campbell has 24 years experience in the high technology sectors of the defense electronics industry, is a pioneer in the conversion of defense technologies to peaceful applications, and has 10 years experience in the seawater desalination industry. Prior to founding Integrated Water & Power,(IW&P) during 1997, Mr. Campbell was founding President and Chief Executive Officer of Advanced Distillation Technology (ADTech, founded 1991). He was responsible for the identification and negotiation of Kaiser Aerospace & Electronics, Saudi Industries for Desalination Membranes and Systems, and Singapore Technologies Automotive as key investors and partners. He was responsible for ADTech's system design and the location and selection of all key technologies and personnel.

In 1983, Mr. Campbell founded, operated and grew Advanced Counter Measure Systems (ACMS) a privately held corporation which supplied advanced technology electronic systems to all U.S. military services and several federal agencies. During 1987 and 1988 Mr. Campbell arranged and concluded the significant sale of equity in ACMS to TRW, Inc., of Delaware and EDO Corporation of New York.

While at Watkins-Johnson Co. from 1966 to 1983 Mr. Campbell progressed from Member to the Technical Staff in Device R&D to Staff Scientist in Electronics Warfare Systems, to Founding Department Manager of the Electronics Warfare Systems group.

1967 to 1970 whilst in military service ((U.S. Army Security Agency and Strategic Communications Command) he designed and deployed extensive test network used to explore Electromagnetic Pulse effects in support of the Safeguard Anti-Ballistic Missile System development.

Mr.  Campbell is a graduate of St. Mary's College of California  (B.S.  Physics,
1966), did graduate  studies at the University of Arizona  (Systems  Engineering
1968), participated in the Honors Program at Stanford University (Microwave Engineering, 1975) and holds a California State Teaching Credential (lifetime).

J. MICHAEL HOPPER - SECRETARY/TREASURER. Mr. Hopper joined the Company in January of 1997. Prior to his current position, from 1986 to 1996 Mr. Hopper was President, Founder and Partner of Rainbow Video Duplicating, Inc., of New York, a video duplicating service company with clients in corporate, medicine, entertainment, and instructional fields. Mr. Hopper worked closely with clients through all stages of package, design, printing, duplication, fulfillment and final production of an annual distribution exceeding 3 million units. Mr. Hopper has a Bachelor of Arts degree in communications from the University of Florida.

SIGNIFICANT EMPLOYEES:

ROBERT ZHAO, Ph.D., DIRECTOR OF FUEL CELL TECHNOLOGY

Dr. Robert Zhao has 17 years of research and development experience in the field of electrochemical energy generation and storage, ranging from primary and secondary batteries to fuel cells. He holds a Ph.D. in Electrochemistry from Case Western Reserve University, Cleveland, Ohio. As the director of the Company's fuel cell technology, he oversees the development of fuel cell components and low temperature fuel processors.

Before he joined the Company, Dr. Zhao was the program manager of high power PEM fuel cells and a member of the company's strategic planning committee at H Power Corporation. He was with H Power for two months before accepting his present position with the Company in May 1997.

While Dr. Zhao was working on Defense Advance Research Projects Agency (DARPA) projects at CCES (Case Center for Electrochemical Sciences), he accumulated five years of experience on the electrochemical properties of small organic molecular fuels. He has designed and expanded a variety of technology tools to enhance the development of direct organic fuel cell technologies, such as direct methanol fuel cells (DMFC).

Dr. Zhao's experience also covers the development of maintenance-free lead-acid and lithium batteries.

ITEM 6.           EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                               Annual Compensation

Name and

Principle                                                       Other Annual
Position                   Year         Salary       Bonus      Compensation
--------                   ----         ------       -----      ------------

Joseph P. Maceda           1998         $182,000      N/A             N/A
President                  1999         $186,368      N/A             N/A


Robert L. Campbell         1998         $182,000      N/A             N/A
V. President               1999         $186,368      N/A             N/A


J. Michael Hopper          1998         $130,000      N/A             N/A
Secretary/Treasurer        1999         $133,120      N/A             N/A

Long Term Compensation i.e. Awards and Payouts not applicable

     No other compensation was given to any of the above-listed employees during the relevant time periods. Except for providing standard-form health insurance to it's employees, during such time period, the Company did not pay any bonuses, or grant any stock awards, options or stock appreciation rights, or pay any other form of compensation of perquisite.

     Management Incentive Option Plan: The Company's Board of Directors has directed the creation and implementation of a stock incentive option plan for all employees. Details of this plan are in development, however, a block of 7 million shares of common stock has been authorized for use by such a plan. A plan will be developed and a proposal will be presented to the Board of Directors within the next 180 days.

     There are no standard arrangements pursuant to which the Company directors are compensated for services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     Employment  Contracts:  The Company has executed  contracts  with Joseph P.
Maceda, Robert L. Campbell, J. Michael Hopper and Lori O'Brien. Terms of these contracts are in effect for three additional years and include basic compensation. Other terms unique to each individual address issues of travel restitution, transportation compensation, executive health benefits, and professional association dues. These contracts are attached as part of the exhibits.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1998, the Company issued 1,149,774 shares of its common stock in consideration of money owed to a related party. During 1998, $2,026,132 was owed and converted into common stock.

     During 1998, the Company granted 55,000 warrants to certain officers, directors and other shareholders of the Company. The warrants were issued with an exercise price of $0.30 ($3.00 post-split) which represented the fair market value of the stock at the time of grant, and the warrants expire on November 15, 2002.

ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES.

COMMON STOCK

     The  Company's   Articles  of  Incorporation   authorize  the  issuance  of
500,000,000 shares of Common Stock, with a par value of $.01 per share, of which 35,301,527 shares are issued and outstanding.

     Holders of shares of common stock are entitled to (one) vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights.

     The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities, subject however, to any rights of the shareholders of preferred shares issued and outstanding at the time of such liquidation, dissolution or winding up of the Company (see Preferred Stock below). Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     The  Company's   Articles  of  Incorporation   authorize  the  issuance  of
20,000,000 shares of Preferred Stock, with a par value of $.001 per share.

     The Preferred Stock may be issued in various series and shall have preference as to dividends and to liquidation of the Corporation. The Board of Directors of the Company shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof. Holders of preferred stock have no cumulative voting rights

WARRANTS

     Pursuant to the private placement financing undertaken in January 2000, the Company has issued 1,963,674 warrants, each to purchase one additional share of common stock. The exercise price of the warrants ranges from $1.991 to $5.144, and the warrants are exercisable at various dates through May 2003.

DEBENTURES

     The Company has issued four convertible debentures, three for $100,000 and one for $350,000. The debentures carry a rate of interest of 12% per annum, and are due in 2004 (three of the debentures are due on August 1, 2004 and one debenture is due on November 1, 20004). At the option of the holder, the debentures can be converted into shares of common stock at a price of $1.50 per share. Any shares issued pursuant to such conversion shall carry two purchase warrants allowing the holder to purchase from the Company, at a price of $.75, one additional restricted share for each purchase warrant held. The share purchase warrants are valid for a period of 5 years after the date of issuance.

     The Company's transfer agent is Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121

                                     PART II

ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         A.       MARKET INFORMATION

         The Company's common stock is traded on the over-the-counter bulletin board (OTC/BB) under the symbol PWRE.

         The following table sets for the high and low bid prices for the Company's common stock for the past two years. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                          High              Low

Quarter Ended             Ask $             Bid $          Close $
-------------             -----             -----          -------

March 1998                19.20            11.875           17.50

June, 1998                39.30            29.30            30.00

September, 1998           35.00            23.70            24.00

December, 1998             5.30             4.60             4.80

March, 1999                8.10             6.20             6.80

June, 1999                 5.40             5.10             5.30

             All prices, above and below, reflect reverse 1-10 Stock Split on August 20, 1999.

September, 1999            2.25             1.50             2.12

December, 1999             1.37             1.25             1.37

March, 2000               13.37             1.37             7.50

June, 2000                 7.75             2.50             6.25

         Source:  Commodity Systems, Inc. Historical Data


         As of July 3, 2000, the bid price of the Company's Common Shares was $4.05 per share.

         B.       HOLDERS

         As of July 5, 2000, there were approximately 182 holders of the Company's common stock, as reported by the Company's transfer agent. This number does not reflect those shareholders whose shares are held by a broker-dealer or other institutional nominee.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         The Company is not subject to any legal proceedings or claims.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                  Not applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED  SECURITIES

         On June 23, 1999 the company entered into an Agreement with D. Weckstein & Co., as financial consultants and investment bankers. As compensation for its services under this agreement, D. Weckstein & Co., shall receive 300,000 options to purchase shares of the Company's common stock, exercisable at $5.00 per share for aperiod of three years from the date of the Agreement.

         On July 12, 1999, the Company entered into a Business Agreement with Xcel Associates, Inc. for Xcel Associates to perform business consulting for the Company in exchange for 500,000 shares of the Company's Common Stock.

         On December 7, 1999 the Agreement with D. Weckstein & Co., Inc. was amended whereby D. Weckstein & Co. Inc., will receive 125,000 options to purchase 125,000 shares of common stock exercisable at $1.00 per share until December 31, 2003.

         In December, 1999, the Company offered a total of 755,085 shares of its common stock to accredited U.S. residents of Colorado only. This offering was made in reliance on the exemption available from registration provided by Rule 504 of Regulation D of the Securities Act of 1933. The Company raised a total of $600,000.00 in this offering, which funds were used for Transfer Fees, Legal Fees, Finder's Fees, Selling Expenses, Salaries & Fees, Rental/Leasing, Repayment of Indebtedness, Working Capital, Research and Development and Marketing.

         In January 2000, pursuant to a private placement financing, the Company offered units comprised of one common share and one warrant, with the right to purchase one additional share of common stock. The offering was made in reliance upon the exemption from registration under Section 4(6) of the Securities Act of 1933, as amended, and comparable provisions of state law. Each of the investors that participated in the offering was an accredited investor as that term is defined in Regulation D of the Securities Act. Pursuant to the offering, the Company issued a total of 1,963,674 units to 50 investors and raised a total of $6,828,461. The proceeds of the offering are being used for Transfer Fees, Legal Fees, Finders Fees, Selling Expenses, Acquisition of other Businesses, Repayment of Indebtedness, Installation of Machinery and Equipment, Working Capital, Research and Development and Marketing.

         During January 2000, the Company entered into a three year consulting contract agreement with Clement J. Wohlreich. The agreement calls for the Company to issue 100,000 units at $3.00 per unit, consisting of one share of the Company's common stock and one warrant. The warrants have a life of three years and a purchase price of $1.50 per warrant.

         During January 2000, the Company entered into a three year consulting contract agreement with EBM, Inc. The agreement calls for the Company to pay $4,000 per month until the company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and will be priced at $1.50 per share.

         During January 2000, the Company entered into a consulting agreement with Donner Corp. International. The agreement calls for the Company to pay a retainer of $2,500, $10,000 for services in connection with assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31,2000. The warrants are exercisable for three years beginning February 1, 2000.

         During February 2000, the Company signed an amendment to its agreement for consulting services with D. Weckstein & Co. The amendment calls for the Company to issue 75,000 options to purchase the Company's common stock exercisable at $6.00 per share for three years.


                                 NO. OF
NAME                             SHARES         DATE:        CONSIDERATION
----                             ------         -----        -------------
11 persons                      441,000           1997       Conversion of Debentures valued at $.30 per share
16 persons                    1,379,000           1998       Conversion of Debentures valued at $.30 per share
3 shareholders of               371,000        6/19/98       Acquisition of Tessier Resources valued at $40 per share
 Tessier Resources

Barry Worshoufsky                21,734        7/28/98       Conversion of debt valued at $1.50 per share
Jacques DeGroote                 10,000        5/14/98       Services rendered valued at $1.59 per share
Gloria Rose Ott                  10,000        5/18/98       Services rendered valued at $1.59 per share
Liberty Capital Ltd.             10,000        5/21/98       Services rendered valued at $1.59 per share
Bensonal Limited                226,661        6/19/98       Conversion of debt valued at $1.80 per share
Brighton Financial Ltd          250,000        6/29/98       Conversion of debt valued at $1.80 per share
Paradon Limited                 250,000        6/29/98       Conversion of debt valued at $1.80 per share
Freedom Financial               533,333        11/4/98       Conversion of debt valued at $1.80 per share
Bensonal Limited                 13,502        11/4/98       Conversion of debt valued at $1.80 per share
Texco Investments Ltd.          182,750       12/31/98       Conversion of debt valued at $1.80 per share
Bensonal Limited                182,750       12/31/98       Conversion of debt valued at $1.80 per share
7 persons                       260,000           1998       Conversion of Debentures valued at $3.00 per share
Venture Tech, Inc.               50,000        1/27/99       Conversion of debenture at $15.00 per share
Keeran Corp. NV                 400,000         6/8/99       Purchase of equipment valued at $.74 per share
Venture Tech, Inc.              150,000         6/8/99       Conversion of debenture at $15.00 per share
Freedom Financial               300,000        5/17/99       Conversion of debt valued at $1.50 per share
Paradon Limited                 200,000        5/17/99       Conversion of debt valued at $1.50 per share
Enterprise Capital              220,738        5/17/99       Conversion of debt valued at $1.50 per share
 International, Inc.
Shareholders of              25,044,146        6/22/99       Merger Agreement with PTC Holdings, Inc.
 PTC Holdings, Inc.
XCEL Associates                  15,000        7/15/99       Terms of  Business  Consulting  Agreement  Valued at
                                                                           $8.40

XCEL Associates                  10,000        7/15/99       Exercise   partial  option  per  contract  -  10,000
                                                             options at $5.00, or $50,000



                                 NO. OF
NAME                             SHARES         DATE:        CONSIDERATION
----                             ------         -----        -------------
XCEL Associates                  10,000        7/26/99       Second option - 10,000 options at $5.00, or $50,000
Edward Meyer                     50,000        8/12/99       Loan Agreement 8/9/99 Between Xcel & Ocean Power
Edward T. Whelan                 50,000        8/12/99       Loan Agreement 8/9/99 Between Xcel & Ocean Power
XCEL Associates                  20,000         9/2/99       Terms of  Business  Consulting  Agreement  valued at
                                                                           $8.40

XCEL Associates                  50,000        9/10/99       Stock Options at $1.00 per share, or $50,000
Carl Tortora                     50,000        9/10/99       Stock Options at $1.00 per share, or $50,000
Frankie Fu                       20,000       11/29/99       Finder's  Fee in  connection  with Merger  valued at
                                                                           $1.34

Freedom Funding, Inc.           100,000       11/29/99       Finder's  Fee in  connection  with Merger  valued at
                                                                           $1.34

Venture Investment               80,000       11/29/99       Finder's Fee in connection with  PTC
 Group, Inc.                                                 Holings, Inc. Merger valued at $1.34
Sandra Marshman                  71,839       12/10/99       Rule 504 offering valued at $0.696 per share
Mark J. Sodden                   49,020       12/13/99       Rule 504 offering valued at $0.714 per share
Sandra Marshman                 111,111       12/13/99       Rule 504 offering valued at $0.900 per share
Orienstar Finance Ltd           175,070       12/14/99       Rule 504 offering valued at $0.714 per share
Waterford Enterprises            33,333       12/15/99       Rule 504 offering valued at $0.900 per
LLC.                                                         share
Orienstar Finance Ltd            93,939       12/20/99       Rule 504 offering valued at $0.825 per share
Sandra Marshman                  20,773       12/23/99       Rule 504 offering valued at $0.828 per share
Edward Meyer                     25,000        1/4/2000      Loan Agreement dated 8/9/99 valued at $2.75
Edward T. Whelan                 25,000        1/4/2000      Loan Agreement dated 8/9/99 valued at $2.75
Robert Bylin                     97,580        1/4/2000      Conversion of $100,000 debt per agreement 12/29/99
                                                             valued at $1.025 per share
CJB Consulting Inc.              30,000       1/18/2000      Consulting Agreement valued at $3.8125
Gold Capital Group               30,000       1/18/2000      Consulting Agreement valued at $3.8125



          NAME                         NO. OF UNITS      DATE                    CONSIDERATION
          ----                         ------------      ----                    -------------
A.J.B.de Jong Luneau                        47,619      1/7/00          Private Placement Subscription
                                                                        Agreement valued at $2.10 per unit
Carl A.P.Fricke Trust                       62,792      1/20/00         Private Placement Subscription
                                                                        Agreement valued at $3.185 per unit
David Weissberg                             40,390      1/24/00         Private Placement Subscription
                                                                        Agreement valued at $3.169 per unit
Steven & Sharon Weinberg                    10,000      1/25/00         Private Placement Subscription
                                                                        Agreement valued at $3.209 per unit
Bill J. Tomasik                             15,625      1/26/00         Private Placement Subscription
                                                                        Agreement valued at $3.20 per unit
Charles Weiner                              7,813       1/26/00         Private Placement Subscription
                                                                        Agreement valued at $3.20 per unit
John P. Cole                                20,000      1/27/00         Private Placement Subscription
                                                                        Agreement valued at $3.25 per unit
Michael D. Lockwood                      1,000,000      1/27/00         Private Placement Subscription
                                                                        Agreement valued at $3.00 per unit
Howard Lockwood                             30,677      1/27/00         Private Placement Subscription
                                                                        Agreement valued at $3.259 per unit
John V. Doyle/Trustee                       15,338      1/28/00         Private Placement Subscription
                                                                        Agreement valued at $3.259 per unit
John V. Doyle                               30,677      1/28/00         Private Placement Subscription
                                                                        Agreement valued at $3.259 per unit
Bill J. Tomasik                             7,576       1/31/00         Private Placement Subscription
                                                                        Agreement valued at $3.299 per unit
Jeffrey Freedman                            50,000      2/1/00          Private Placement Subscription
                                                                        Agreement valued at $3.00 per unit
Darryl Cohen                                28,011      2/4/00          Private Placement Subscription
                                                                        Agreement valued at $3.570 per unit
Murray Investment Club                      13,588      2/7/00          Private Placement Subscription
George A. Murray TTEE                                                   Agreement valued at $3.679 per unit
George A. Davala                            26,525      2/8/00          Private Placement Subscription
                                                                        Agreement valued at $3.770 per unit
CounterPoint Master LLC                     66,313      2/8/00          Private Placement Subscription
                                                                        Agreement valued at $3.770 per unit
Dennis & Leslie Berquist                    20,000      2/9/00          Private Placement Subscription
                                                                        Agreement valued at $3.854 per unit


          NAME                         NO. OF UNITS      DATE                    CONSIDERATION
          ----                         ------------      ----                    -------------
Robert & Amy Banov                          6,487       2/9/00          Private Placement Subscription
                                                                        Agreement valued at $3.854 per unit
Lisa Brown                                  12,973      2/9/00          Private Placement Subscription
                                                                        Agreement valued at $3.854 per unit
Ambion Properties Ltd.                      48,019      2/11/00         Private Placement Subscription
                                                                        Agreement valued at $4.165 per unit
Alan Smith                                  24,010      2/11/00         Private Placement Subscription
                                                                        Agreement valued at $4.165 per unit
Steven Kamhi                                12,005      2/11/00         Private Placement Subscription
                                                                        Agreement valued at $4.165 per unit
Arnold Kamhi                                12,005      2/11/00         Private Placement Subscription
                                                                        Agreement valued at $4.165 per unit
Frederic Seamon III                         24,010      2/11/00         Conversion of $100,000 debt valued at
                                                                        $4.165 per share.
Kevin Brown                                 15,000      2/14/00         Private Placement Subscription
                                                                        Agreement valued at $4.334 per unit
Brad Hall                                   5,326       2/15/00         Private Placement Subscription
                                                                        Agreement valued at $4.694 per unit
Murray Investment Club                      4,260       2/15/00         Private Placement Subscription
George A. Murray TTEE                                                   Agreement valued at $4.694 per unit
Thomas E. Hamlin                            9,000       2/17/00         Private Placement Subscription
                                                                        Agreement valued at $5.381 per unit
R. Weatherford                              9,124       2/22/00         Private Placement Subscription
                                                                        Agreement valued at $5.480 per unit
R. Hoffman                                  9,124       2/22/00         Private Placement Subscription
                                                                        Agreement valued at $5.480 per unit
S. Hastings                                 2,000       2/22/00         Private Placement Subscription
                                                                        Agreement valued at $5.480 per unit
Bill J. Tomasik                             14,018      2/23/00         Private Placement Subscription
                                                                        Agreement valued at $5.350 per unit
William N. Walling, Jr.                     4,000       2/24/00         Private Placement Subscription
                                                                        Agreement valued at $5.430 per unit
Jeffrey Freedman                            9,208       2/24/00         Private Placement Subscription
                                                                        Agreement valued at $5.430 per unit
Kevin Smokowski                             21,352      2/25/00         Private Placement Subscription
                                                                        Agreement valued at $5.620 per unit
Bio Ventures                                12,495      2/28/00         Private Placement Subscription
                                                                        Agreement valued at $5.990 per unit


          NAME                         NO. OF UNITS      DATE                    CONSIDERATION
          ----                         ------------      ----                    -------------
Pearlmay S. Schoensee                       2,500       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Alan Smith                                  7,610       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
AlanRoss Keen                               1,522       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Lisa Brown                                  7,610       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Darryl Cohen                                15,220      2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Robert & Amy Banov                          7,610       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Michael H. Blank                            3,805       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Jay R. Stone                                3,805       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Kendall Stone                               3,805       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Ruth & Ted Bauer Family Foundation          7,610       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Ben Reppond                                 10,000      2/29/0          Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Kevin Comcowich                             8,554       2/29/00         Private Placement Subscription
                                                                        Agreement valued at $6.570 per unit
Kenneth G. Puttick                          26,882      3/1/00          Private Placement Subscription
                                                                        Agreement valued at $7.44 per unit
Siri Berg                                   3,360       3/1/00          Private Placement Subscription
                                                                        Agreement valued at $7.44 per unit
Andrew D. Hart                              3,360       3/1/00          Private Placement Subscription
                                                                        Agreement valued at $7.44 per unit
William C. Adams                            1,342       3/1/00          Private Placement Subscription
                                                                        Agreement valued at $7.450 per unit
Edward J. Tirello, Jr.                      6,711       3/1/00          Private Placement Subscription
                                                                        Agreement valued at $7.450 per unit
Charles T. Bauer                            6,075       3/2/00          Private Placement Subscription
                                                                        Agreement valued at $8.230 per unit
Cameron Holdings, Inc.                      20,266      3/3/00          Conversion of $121,392 of debt per
                                                                        agreement dated March 3, 2000. value
                                                                        per share is $5.99.


          NAME                         NO. OF UNITS      DATE                    CONSIDERATION
          ----                         ------------      ----                    -------------
Carl A.P.Fricke Trustee                     62,792      3/9/00          Exercise of Warrants re Private
                                                                        Placement Subscription Agreement dated
                                                                        1/20/00 valued at $1.991 per warrant
Crane Kirkbride                              6,165      3/14/00         Private Placement Subscription
                                                                        Agreement valued at $8.110 per unit
Regis Investment Company                    66,667      3/16/00         Conversion of a $100,000 Debenture
                                                                        dated November 16, 1999. Certificate is
                                                                        to be dated 11/16/99
Regis Investment Company                   133,333      3/16/00         Conversion of a $100,000 Debenture
                                                                        dated November 16, 1999.
Hoi XuanNgo                                  1,034      3/20/00         Private Placement Subscription
                                                                        Agreement valued at $6.770 per unit
Bradley B. Crawford                          7,657      3/21/00         Private Placement Subscription
                                                                        Agreement valued at $6.770 per unit
Terence Foley                                2,210      3/27/00         Conversion of $10,420 debt per signed
                                                                        agreement dated 20 March, value per
                                                                        share is $4.714.
Hoi XuanNgo                                    832      3/31/00         Private Placement Subscription
                                                                        Agreement valued at $6.010 per unit
Steven W. Martineau                         47,393      4/17/00         Private Placement Subscription
                                                                        Agreement valued at $3.165 per unit
Bill J. Tomasik                              5,679      4/24/00         Private Placement Subscription
                                                                        Agreement valued at $2.600 per unit
Steven Weinberg                             10,000      4/24/00         Private Placement Subscription
                                                                        Agreement valued at $2.600 per unit
David Weissberg                             15,000      4/24/00         Private Placement Subscription
                                                                        Agreement valued at $2.600 per unit
Bensonal Limited                           296,372      5/17/00         Conversion of $444,558 of debt per agreement
                                                                        dated December 31, 1999
Venture Investment Group                   296,372      5/17/00         Conversion of $444,558 of debt per agreement
                                                                        dated December 31, 1999
Patricia M. Diana                            3,920      5/19/00         Private Placement Subscription Agreement
                                                                        valued at $3.827 per unit.


     None of the issuances of shares listed above were registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"). Sales of shares made in reliance on the exemption provided by Regulation D, Rule 504, were made in the State of Colorado pursuant to applicable Colorado law. Sales of shares pursuant to the private placement financing were made in reliance on the exemption provided by Section 4(6) of the Securities Act. Issuances of shares pursuant to the conversion of debentures were made in reliance upon the exemption provided by Section 3(a)(9) of the Act. All other issuances including the exchange of shares for the merger with PTC Holdings, Inc., the acquisition of Tessier Resources, Inc., conversion of debt, and pursuant to various contracts were made in reliance on the exemption provided by Section 4(2) of the Act. The Company believes that the Section 4(2) exemption was available and appropriate because the issuances were made in private and isolated transactions with informed investors.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the provisions of the General Corporation Law of the State of Delaware (the "Delaware Code"), the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company. Any such person may be indemnified against expenses, including attorneys' fees, judgments, fines and settlements to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding. Further, the Delaware Code permits a corporation to purchase and maintain liability insurance on behalf of its officers, directors, employees and agents. Neither the Company's Articles of Incorporation nor By-Laws makes provisions for the indemnification of the Company's officers and directors nor for the purchase of liability insurance on behalf of its officers, directors, employees and agents. The Company does not maintain any such liability insurance.

                                    PART F/S

     The Company's consolidated financial statements for the fiscal years ended December 31, 1998 and 1999, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Item 15 of this Form 10-SB.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S

Independent Auditors' Report................................................. 3

Consolidated Balance Sheet................................................... 4

Consolidated Statements of Operations........................................ 6

Consolidated Statements of Stockholders' Equity (Deficit).................... 7

Consolidated Statements of Cash Flows........................................ 9

Notes to the Consolidated Financial Statements...............................11

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ocean Power Corporation

(Formerly PTC Group, Inc. and Subsidiary)
El Dorado Hills, California

We have audited the accompanying consolidated balance sheet of Ocean Power Corporation (formerly PTC Group, Inc. and Subsidiary) (a development stage company) as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998 and from inception on March 26, 1992 through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocean Power Corporation (formerly PTC Group, Inc. and Subsidiary) (a development stage company) as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 and from inception on March 26, 1992 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company is a development stage company which has generated significant losses from inception and a stockholders deficit of $5,006,233 at December 31, 1999 which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

By:/s/Jones, Jensen & Company

-----------------------------
      Jones, Jensen & Company
      Salt Lake City, Utah

April 30, 2000

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                           Consolidated Balance Sheet

                                     ASSETS

                                     ------

                                        December 31,
                                            1999

                                          --------
CURRENT ASSETS

   Cash                                   $368,276
                                          --------
     Total Current Assets                  368,276
                                          --------
EQUIPMENT (Note 2)                          52,555
                                          --------

OTHER ASSETS

   Equipment procurement costs (Note 3)    364,110
   Deposits                                 20,402
                                          --------
     Total Other Assets                    384,512
                                          --------

     TOTAL ASSETS                         $805,343
                                          ========

        The accompanying notes are an integral part of these consolidated financial statements.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                     Consolidated Balance Sheet (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                December 31,
                                                                            1999

                                                                ------------
CURRENT LIABILITIES

   Accounts payable                                             $  1,453,908
   Accrued expenses (Note 6)                                         326,582
   Notes payable - related parties (Note 4)                        3,381,086
   Convertible debentures payable (Note 5)                           650,000
                                                                ------------

     Total Current Liabilities                                     5,811,576
                                                                ------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 20,000,000 shares authorized of
    $0.001 par value; no shares outstanding                             --
   Common stock: 500,000,000 shares authorized of
    $0.01 par value; 32,835,925 shares issued and outstanding        328,359
   Additional paid-in capital                                      5,782,025
   Deficit accumulated during the development stage              (11,116,617)
                                                                ------------

     Total Stockholders' Equity (Deficit)                         (5,006,233)
                                                                ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)       $    805,343
                                                                ============

        The accompanying notes are an integral part of these consolidated financial statements.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                      Consolidated Statements of Operations


                                                                                     From
                                                                                 Inception on

                                                       For the Years Ended         March 26,
                                                          December 31,           1992 Through
                                                   --------------------------    December 31,
                                                      1999            1998          1999
                                                   -----------    -----------    -------------
REVENUES                                           $       -      $       -     $        -

EXPENSES

   General and administrative                        5,053,844      2,652,181      9,948,259
   Depreciation and amortization                        18,742         17,136         50,694
                                                   -----------    -----------    -----------

     Total Expenses                                  5,072,586      2,669,317      9,998,953
                                                   -----------    -----------    -----------

     LOSS FROM OPERATIONS                           (5,072,586)    (2,669,317)    (9,998,953)
                                                   -----------    -----------    -----------

OTHER INCOME (EXPENSE)

   Loss on sale of assets                             (387,649)          --         (387,649)
   Interest expense                                   (432,052)      (248,647)      (730,015)
                                                   -----------    -----------    -----------

     Total Other Income (Expense)                     (819,701)      (248,647)    (1,117,664)
                                                   -----------    -----------    -----------

NET LOSS                                           $(5,892,287)   $(2,917,964)  $(11,116,617)
                                                   ===========    ===========    ===========

BASIC LOSS PER SHARE                               $     (0.22)   $     (0.23)
                                                   ===========    ===========

WEIGHTED AVERAGE SHARES
 OUTSTANDING                                        26,465,941     12,501,630
                                                   ===========    ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                   Deficit
                                                                                 Accumulated

                                           Common Stock            Additional     During the
                                    --------------------------      Paid-In      Development
                                       Shares        Amount        Capital          Stage
                                    -----------    -----------    -----------    -----------
Inception, March 26, 1992                  --      $      --      $      --      $      --

Net loss from inception on
 March 20, 1992 through

 December 31, 1997                         --             --             --       (2,306,366)
                                    -----------    -----------    -----------    -----------

Balance, December 31, 1997                 --             --             --       (2,306,366)

Common stock issued for cash
 at $0.003 per share                    949,420          9,494         (6,923)          --

Common stock issued for
 conversion of debt at $0.003
 per share                           24,094,726        240,947       (157,066)          --

Net loss for the year ended
 December 31, 1998                         --             --             --       (2,917,964)
                                    -----------    -----------    -----------    -----------

Balance, December 31, 1998           25,044,146        250,441       (163,989)    (5,224,330)

Recapitalization (Note 1)             6,426,450         64,265      3,524,750           --

September 2, 1999, common
 stock issued for services valued
 at $0.29 per share                      20,000            200          5,600           --

September 9, 1999, options

 issued below market value                 --             --          190,000           --

September 9, 1999, common
 stock issued for cash at $1.00
 per share                              100,000          1,000         99,000           --

October 1, 1999, cancellation of

 common stock valued at zero           (502,500)        (5,025)         5,025           --

November 16, 1999, warrants

 issued below market value                 --             --          650,000           --
                                    -----------    -----------    -----------    -----------

Balance forward                      31,088,096    $   310,881    $ 4,310,386    $(5,224,330)
                                    -----------    -----------    -----------    -----------

        The accompanying notes are an integral part of these consolidated financial statements.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                   Deficit
                                                                                 Accumulated

                                           Common Stock            Additional     During the
                                    --------------------------      Paid-In      Development
                                       Shares        Amount        Capital          Stage
                                   ------------   ------------   ------------    ------------
Balance forward                      31,088,096   $    310,881   $  4,310,386    $ (5,224,330)

November 29, 1999, common
 stock issued for finders fee
 valued at $1.34 per share              400,000          4,000        533,200            --

Stock offering costs                       --             --         (537,200)           --

December 10, 1999, common
 stock issued for cash at $0.70
 per share                               71,839            718         49,282            --

December 10, 1999, common
 stock issued for cash at $0.71
 per share                              175,070          1,751        123,249            --

December 13, 1999, common
 stock issued for cash at $0.84
 per share                              160,131          1,601        133,399            --

December 15, 1999, common
 stock issued for cash at $0.90
 per share                               33,333            333         29,667            --

December 20, 1999, common
 stock issued for cash at $0.83
 per share                              193,939          1,939        158,061            --

December 23, 1999, common
 stock issued for cash at $0.83
 per share                              120,773          1,208         98,792            --

December 31, 1999, common
 stock issued for conversion of
 related party debt at $1.50 per
 share                                  592,744          5,928        883,189            --

Net loss for the year ended
 December 31, 1999                         --             --             --        (5,892,287)
                                   ------------   ------------   ------------    ------------

Balance, December 31, 1999           32,835,925   $    328,359   $  5,782,025    $(11,116,617)
                                   ============   ============   ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows


                                                                                              From
                                                                                          Inception on

                                                               For the Years Ended          March 26,
                                                                   December 31,           1992 Through
                                                          ----------------------------    December 31,
                                                              1999            1998            1999
                                                          ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                               $ (5,892,287)   $ (2,917,964)   $(11,116,617)
   Adjustments to reconcile net loss to net
    cash used by operating activities:
     Depreciation                                               18,742          17,136          50,694
     Common stock issued for services and
       equity discounts                                        845,800            --           845,800
     Loss on sale of assets                                    387,649            --           387,649
   Change in operating asset and liability accounts:

     (Increase) decrease in other assets                      (481,088)       (417,957)     (1,043,477)
     Increase (decrease) in accounts payable                 1,301,381         523,741       2,279,029
     Increase (decrease) in cash overdraft                        --           (33,229)           --
     Increase (decrease) in accrued expenses                   162,030         126,600         326,582
                                                          ------------    ------------    ------------

       Net Cash Used by Operating Activities                (3,657,773)     (2,701,673)     (8,270,340)
                                                          ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of assets                                      1            --              --
   Purchase of fixed assets                                       --           (17,151)       (106,331)
                                                          ------------    ------------    ------------

       Net Cash (Used) Provided by Investing Activities              1         (17,151)       (106,331)
                                                          ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment of note payable                                  (246,933)         (1,302)       (248,235)
   Loans from related parties                                2,919,797       2,636,857       7,556,729
   Issuance of convertible debentures                          650,000            --           650,000
   Common stock issued for cash                                700,000          86,453         786,453
                                                          ------------    ------------    ------------

       Net Cash Provided by Financing Activities             4,022,864       2,722,008       8,744,947
                                                          ------------    ------------    ------------

NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                                   365,092           3,184         368,276

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                       3,184            --              --
                                                          ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                                $    368,276    $      3,184    $    368,276
                                                          ============    ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)

                                                                                    From
                                                                                Inception on

                                                          For the Years Ended     March 26,
                                                              December 31,      1992 Through
                                                      ------------------------- December 31,
                                                          1999            1998      1999
                                                      ------------ ------------ ------------
CASH PAID FOR:
   Interest                                           $     --     $      --    $      --
   Income taxes                                       $     --     $      --    $      --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services and
     equity discounts                                 $    845,800 $      --    $    845,800
   Common stock issued in acquisition of subsidiary   $  3,589,015 $      --    $  3,589,015
   Common stock issued for conversion of related
     party debt                                       $    889,117 $      --    $    889,117

        The accompanying notes are an integral part of these consolidated financial statements.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of Ocean Power Corporation and its wholly-owned Subsidiaries (the Company).

              The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is planning to engage in the business of developing and marketing water desalination and renewable power generation systems that will be modular and mass produced. The Company plans to pursue regional joint ventures in water and power challenged markets to build, own, operate and transfer modular seawater desalination and power plants.

              PTC Holdings, Inc. (Holdings) (formerly H Power Technologies, Inc.) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware.

              PTC Group, Inc., (Group) (formerly Intryst, Inc.) was incorporated under the laws of the State of Idaho on April 24, 1969.

              On June 22, 1999, Group and Holdings completed an Agreement and Plan of Merger whereby Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of Holdings. Immediately prior to the Agreement and Plan of Merger, Group had 6,426,450 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Holdings because the shareholders of Holdings controlled Group after the acquisition. Therefore, Holdings was treated as the acquiring entity for accounting purposes and Group was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of Holdings. On August 19, 1999, the shareholders of the Company authorized a 1 for 10 reverse stock split. All references to shares of common stock have been retroactively restated.

              On  July  12,  1999,   Group  changed  its  name  to  Ocean  Power
              Corporation (Idaho).

              On July 21, 1999,  Ocean Power  Corporation  (Delaware) was formed
              for  the  purpose  of  changing   the   domicile  of  Ocean  Power
              Corporation (Idaho).

              On July 28, 1999, Delaware and Idaho merged to change the domicile from Idaho to Delaware with Delaware being the surviving entity.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

              The Subsidiaries:

              Integrated Water and Power Corporation (IWP) (formerly Clean Air Power Technologies Corporation) (formerly Advanced Technologies Manufacturing Corporation) was incorporated on December 11, 1996 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. IWP is currently inactive.

              Advanced Power Sources Corporation (APS) (formerly ZE-Power Technologies Corporation) (formerly P.T.C. Corporation) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. APS is currently inactive.

              Manufacturing Technologies Corporation (MTC) was incorporated on January 7, 1997 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. MTC is currently inactive.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the stock equivalents.


                                                                        For the Year Ended

                                                                        December 31, 1999
                                 --------------------------------------------------------
                                         Loss                Shares          Per Share
                                     (Numerator)         (Denominator)        Amount

              Net loss           $      (5,892,287)         26,465,941  $           (0.22)
                                 =================  ==================  =================


                                                     For the Year Ended
                                                     December 31, 1998
                                 --------------------------------------------------------
                                         Loss                Shares          Per Share
                                     (Numerator)         (Denominator)        Amount

              Net loss           $      (2,917,964)         12,501,630  $           (0.23)
                                 =================  ==================  =================

              c.  Provision for Taxes

              At December 31, 1999, the Company has net operating loss carryforwards of approximately $11,000,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater change the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e.  Principles of Consolidation

              The December 31,1999 financial statements are consolidated with Ocean Power Corporation, Integrated Water and Power Corporation, Advanced Power Sources Corporation and Manufacturing Technologies Corporation. All significant intercompany accounts and transactions have been eliminated.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Equipment

              Office equipment is recorded at cost. Major additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 5 to 7 years using the straight-line method. Depreciation expense for continuing operations for the years ended December 31, 1999 and 1998 was $18,742 and $17,136, respectively.

              Equipment consists of the following:

                                                                 December 31,
                                                                            1999

                                                            -----------------
                  Office equipment and furniture            $          36,748
                  Computers and software                               46,834
                  Phone system                                         19,667
                  Accumulated depreciation                            (50,694)
                                                            -----------------

                  Net Equipment                             $          52,555
                                                            =================

              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

              h.  Change in Accounting Principle

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

              i.  Revenue Recognition Policy

              The  Company   currently  has  no  source  of  revenues.   Revenue
              recognition policies will be determined when principal operations begin.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              j.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              k.  Long-lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

NOTE 3 -      EQUIPMENT PROCUREMENT COSTS

              During July and August 1999, the Company made deposits on a vapor compression distillation unit to be used in the development of its water desalination system in the amount of $300,000. The $300,000 will be applied to the $500,000 purchase price of the equipment. The title of the equipment will be transferred to the Company when the remaining $200,000 is received.

              During September 1999, the Company paid moving, storage and set up costs on the above mentioned equipment of $64,110 which will have been capitalized, and will be part of the cost of the equipment once the title to the equipment is transferred to the Company.

NOTE 4 -      NOTES PAYABLE - RELATED PARTIES

              Notes payable at December 31, 1999 consist of the following:
              Note payable to a related party bearing interest at 10% per annum, due upon demand, secured by personal
               guarantee of officer.                                                 $         500,000

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due
               on demand.                                                                      215,704

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due
               on demand.                                                                      350,557

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due
               on demand.                                                                      174,223
                                                                                     -----------------
              Balance Forward                                                        $         790,484
                                                                                     -----------------

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999


NOTE 4 -      NOTES PAYABLE - RELATED PARTIES (Continued)
              Balance Forward                                                        $         790,484

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due
               upon demand.                                                                    633,059

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                 609,818

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                 121,718

              Unsecured note payable to a related party bearing interest at
               10% per annum, due on demand.                                                   121,647

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                  31,209

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                 402,186

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                  61,884

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                 229,968

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                  43,347

              Unsecured note payable to a related party bearing interest at
               10% per annum due upon demand.                                                  143,644

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                  51,087

              Note payable bearing  interest at 10% per annum,  due upon demand, secured by technology, life insurance and proceeds
               from operations.                                                                100,000

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                 250,000
                                                                                     -----------------

              Balance Forward                                                        $       4,040,051
                                                                                     -----------------

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 4 -      NOTES PAYABLE - RELATED PARTIES (Continued)

              Balance Forward                                  $       4,040,051

              Less advances to employees:

                  1997                                                   123,826
                  1998                                                   114,805
                  1999                                                   420,334
                                                               -----------------

                      Total advances                                     658,965
                                                               -----------------

              Total Notes Payable - Related Parties, Net       $       3,381,086
                                                               =================

              Annual  maturities  of notes  payable  -  related  parties  are as follows:

                  Years Ending
                  December 31,

                  ------------
                         2000                                  $       3,381,086
                                                               =================

              Total  interest  expense  to  related  parties  was  $332,545  and
              $228,842  for  the  years  ended   December  31,  1999  and  1998,
              respectively.

              During 1997, 1998 and 1999, the Company made cash advances of $658,965 to employees. The advances were formalized through the signing of notes receivable bearing interest at 10% per annum with each employee at the end of each year. This amount is netted against the notes payable - related parties balance at December 31, 1999 due to management's intent to net these receivables with the respective related party notes when settled in 2000.

NOTE 5 -      CONVERTIBLE DEBENTURES

              During November 1999, the Company issued three convertible debentures for $100,000 each. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with these debentures amounted to $6,000 at December 31, 1999.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 5 -      CONVERTIBLE DEBENTURES (Continued)

              During November 1999, the Company issued a convertible debenture for $350,000. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with this debenture amounted to $7,000 at December 31, 1999.

              The Company recognized additional compensation expense of $650,000 to reflect the discount on the warrants.

NOTE 6 -      ACCRUED EXPENSES

              The company's accrued expenses is comprised of the following items:

                                                             December 31,
                                                                            1999

                                                           -----------------
                  Accrued payroll taxes payable            $          50,411
                  Accrued interest payable - payroll                  52,717
                  Accrued payroll tax penalty                         98,845
                  Accrued interest payable - notes                   124,609
                                                           -----------------

                                Total                      $         326,582
                                                           =================

              During 1997, 1998 and 1999, the Company made cash advances of $658,965 to employees. Due to the advances resembling payroll activities, the Company has accrued payroll taxes for the employer's portion at 7.65%, interest at 8% and penalties at 15% for each year.

NOTE 7 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 31, 1999. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock (see Note
              11). The Company expects that it will need $4,000,000 to $6,000,000 of additional funds for operations and expansion in 2000.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 8 -      COMMITMENTS AND CONTINGENCIES

              a.  Employment Agreements

              During June 1998, the Company entered into a five year employment agreement with its President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Secretary/Treasurer. The agreement calls for a base salary of $130,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a four year employment agreement with an employee. The agreement calls for a base salary of $55,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Vice President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              b.  Consulting Agreements

              During July 1997, the Company entered into a consulting agreement with Richard Morris Associates. The agreement is for one year and calls for the payment of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

              During June 1999, the Company entered into a consulting agreement with D. Weckstein & Co., Inc. as financial consultants and investment bankers for a period of two years. The agreement calls for the Company to issue options to purchase 300,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 8 -       COMMITMENTS AND CONTINGENCIES (Continued)

               a. 7% of the first $1,000,000 of the consideration paid in such transaction;
               b. 6% of the consideration in excess of $1,000,000 and up to $3,000,000;

               c. 5% of the consideration in excess of $3,000,000 and up to $5,000,000;

               d. 4% of the consideration in excess of $5,000,000 and up to $7,000,000;

               e. 3% of the consideration in excess of $7,000,000 and up to $9,000,000; and

               f.   2% of the consideration in excess of $9,000,000.

               During December 1999, the agreement was amended whereby Weckstein will receive options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999 (see
               Note 10).

               During March 1999, the Company entered into a consulting agreement with Richard Brown. The agreement calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company and no commission payments were made during 1999.

               During July 1999, the Company entered into a six month business consulting agreement with Xcel Associates, Inc., which may be renewed for a provisional three month period upon mutual agreement of the parties. The agreement calls for the Company to issue 500,000 shares of the Company's common stock as follows: 1) 150,000 shares within one week of signing the agreement; b)
               150,000 shares within 30 days based on mutually agreed upon performance; and 3) 200,000 within the following 60 days based on mutually agreed upon performance as well as the right to purchase up to 1,000,000 shares of common stock at $0.50 per share and the payment of expenses incurred.

               During   November  1999,  the  Company  entered  into  a  30  day
               consulting agreement with International Capital Corp. The agreement calls for the Company to pay $42,000 for services, $6,000 for expenses and issue 60,000 shares of the Company's common stock. The Company paid all fees and expenses and issued 60,000 shares of common stock in conjunction with this agreement and allowed the agreement to expire.

               c.   Office Lease

               The Company leases its office space under a non-cancellable operating lease which expires on April 30, 2002. The monthly rent amount is $17,000 with yearly increases of approximately 2% per year. Rent expense for the years ended December 31, 1999 and 1998 was $220,565 and $217,619, respectively.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 9 -       RELATED PARTY TRANSACTIONS

               During the years ended December 31, 1999 and 1998, related parties advanced $2,919,797 and $2,636,857, respectively, to the Company in the form of deferred wages, expenses paid for the Company and cash advances.

               On December 31, 1999, the Company issued 592,744 shares of common stock for the conversion of $889,117 of debt.

NOTE 10 -      DILUTIVE INSTRUMENTS

               The Company applied Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

               FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No.1 23"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 32 percent for all years; risk-free interest rates of 10.0 percent and expected lives of 4.5 years.

               The company has granted the following warrants and options as of December 31, 1999:


                                    Date of             Exercise          Exercise
                 Type                Grant               Number            Price            Date
                 ----                -----               ------            -----            ----
               Options           Mar.16, 1999             30,000         $  5.00       Mar. 16, 2002
               Warrants          May 17, 1999            720,728         $  1.50       May 17, 2004
               Option            July 12, 1999           100,000         $  5.00       July 12, 2000
               Warrants          Nov. 16, 1999         1,733,333         $  0.75       Nov. 16, 2004

               The Company has recognized additional compensation expense of $6,000 for the options issued on March 16, 1999 which is recorded as part of the recapitalization.

               The Company has recognized additional compensation expense of $250,000 for the options granted on July 12, 1999 which is recorded as part of the recapitalization.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                                December 31, 1999

NOTE 10 -      DILUTIVE INSTRUMENTS (Continued)

               The Company has recognized additional compensation expense of $650,000 for the warrants granted on November 16, 1999.

               The compensation expenses recorded reflect the discounts from the trading value of the stock on the date of grant.

NOTE 11 -      SUBSEQUENT EVENTS

               Subsequent to the year end, the Company has sold 1,865,849 shares for $6,733,461 pursuant to a private placement offering.

               Subsequent to the year end, the Company has issued 62,792 shares for $125,019 pursuant to the exercise of outstanding warrants.

               During January 2000, the Company entered into a three year consulting agreement with Clement J. Wohlreich. The agreement calls for the Company to issue 100,000 units at $3.00 per unit, consisting of one share of the Company's common stock and one warrant. The warrants will have a life of three years and a purchase price of $1.50 per warrant.

               During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and will be priced at $1.50 per share.

               During January 2000, the Company entered into a consulting agreement with Donner Corp. International. The agreement calls for the Company to pay a retainer of $2,500, $10,000 for services in connection with assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000.

               During February 2000, the Company signed an amendment to its agreement for consulting services with D. Weckstein & Co. The amendment calls for the Company to issue 75,000 options to purchase the Company's common stock exercisable at $6.00 per share for three years.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                      March 31, 2000 and December 31, 1999

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                           Consolidated Balance Sheet

                                     ASSETS

                                     ------

                                           March 31,   December 31,
                                             2000          1999
                                          ----------   ----------
                                          (Unaudited)
CURRENT ASSETS

   Cash                                    3,677,978   $  368,276
   Overpayment receivable                     74,700         --
   Prepaid expenses (Note 4)                 452,500         --
                                          ----------   ----------

     Total Current Assets                  4,205,178      368,276
                                          ----------   ----------

EQUIPMENT (Note 2)                           754,863       52,555
                                          ----------   ----------

OTHER ASSETS

   Equipment procurement costs (Note 3)         --        364,110
   Deposits                                   20,402       20,402
                                          ----------   ----------

     Total Other Assets                       20,402      384,512
                                          ----------   ----------

     TOTAL ASSETS                         $4,980,443   $  805,343
                                          ==========   ==========

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                     Consolidated Balance Sheet (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                           March 31,     December 31,
                                                            2000            1999
                                                        ------------    ------------
                                                         (Unaudited)
CURRENT LIABILITIES
   Accounts payable                                     $    841,069    $  1,453,908
   Accrued expenses (Note 7)                                 190,803         326,582
   Notes payable - related parties (Note 5)                1,563,512       3,381,086
   Convertible debentures payable (Note 6)                   550,000         650,000
                                                        ------------    ------------

     Total Current Liabilities                             3,145,384       5,811,576
                                                        ------------    ------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 20,000,000 shares authorized of
    $0.001 par value; no shares outstanding                     --              --
   Common stock: 500,000,000 shares authorized of
    $0.01 par value; 35,218,370 and 32,835,925 shares
    issued and outstanding, respectively                     352,184         328,359
   Additional paid-in capital                             16,856,077       5,782,025
   Deficit accumulated during the development stage      (15,373,202)    (11,116,617)
                                                        ------------    ------------

     Total Stockholders' Equity (Deficit)                  1,835,059      (5,006,233)
                                                        ------------    ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                                         $  4,980,443    $    805,343
                                                        ============    ============

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                      Consolidated Statements of Operations

                                   (Unaudited)


                                                                            From
                                                                     Inception on

                                                                       March 26,
                                     For the Three Months Ended      1992 Through
                                                March 31,              March 31,
                                        2000             1999            2000
                                    ------------    ------------    ------------
REVENUES                            $       --      $       --      $       --

EXPENSES

   General and administrative          4,365,868         577,690      14,314,127
   Depreciation and amortization          14,863           4,663          65,557
                                    ------------    ------------    ------------

     Total Expenses                    4,380,731         582,353      14,379,684
                                    ------------    ------------    ------------

     LOSS FROM OPERATIONS             (4,380,731)       (582,353)    (14,379,684)
                                    ------------    ------------    ------------

OTHER INCOME (EXPENSE)

   Interest income                        36,173            --            36,173
   Gain on settlement of debt            165,349            --           165,349
   Loss on sale of assets                   --              --          (387,649)
   Interest expense                      (77,376)        (86,625)       (807,391)
                                    ------------    ------------    ------------

     Total Other Income (Expense)        124,146         (86,625)       (993,518)
                                    ------------    ------------    ------------

NET LOSS                            $ (4,256,585)   $   (668,978)   $(15,373,202)
                                    ============    ============    ============

BASIC LOSS PER SHARE                $      (0.13)   $      (0.14)
                                    ============    ============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                          33,163,792       4,936,484
                                    ============    ============

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                   Deficit
                                                                                 Accumulated

                                                                   Additional    During the

                                           Common Stock             Paid-In      Development
                                      Shares          Amount        Capital         Stage
                                    -----------    -----------    -----------    -----------

Inception, March 26, 1992                  --      $      --      $      --      $      --

Net loss from inception on
 March 20, 1992 through

 December 31, 1997                         --             --             --       (2,306,366)
                                    -----------    -----------    -----------    -----------

Balance, December 31, 1997                 --             --             --       (2,306,366)

Common stock issued for cash
 at $0.003 per share                    949,420          9,494         (6,923)          --

Common stock issued for
 conversion of debt at $0.003
 per share                           24,094,726        240,947       (157,066)          --

Net loss for the year ended
 December 31, 1998                         --             --             --       (2,917,964)
                                    -----------    -----------    -----------    -----------

Balance, December 31, 1998           25,044,146        250,441       (163,989)    (5,224,330)

Recapitalization (Note 1)             6,426,450         64,265      3,524,750           --

September 2, 1999, common
 stock issued for services valued
 at $0.29 per share                      20,000            200          5,600           --

September 9, 1999, options

 issued below market value                 --             --          190,000           --

September 9, 1999, common
 stock issued for cash at $1.00
 per share                              100,000          1,000         99,000           --

October 1, 1999, cancellation of

 common stock valued at zero           (502,500)        (5,025)         5,025           --

November 16, 1999, warrants

 issued below market value                 --             --          650,000           --
                                    -----------    -----------    -----------    -----------

Balance forward                      31,088,096    $   310,881    $ 4,310,386    $(5,224,330)
                                    -----------    -----------    -----------    -----------

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                    Deficit
                                                                                  Accumulated

                                                                  Additional       During the

                                           Common Stock             Paid-In       Development
                                      Shares          Amount        Capital          Stage
                                   ------------   ------------   ------------    ------------
Balance forward                      31,088,096   $    310,881   $  4,310,386    $ (5,224,330)

November 29, 1999, common
 stock issued for finders fee
 valued at $1.34 per share              400,000          4,000        533,200            --

Stock offering costs                       --             --         (537,200)           --

December 10, 1999, common
 stock issued for cash at $0.70
 per share                               71,839            718         49,282            --

December 10, 1999, common
 stock issued for cash at $0.71
 per share                              175,070          1,751        123,249            --

December 13, 1999, common
 stock issued for cash at $0.84
 per share                              160,131          1,601        133,399            --

December 15, 1999, common
 stock issued for cash at $0.90
 per share                               33,333            333         29,667            --

December 20, 1999, common
 stock issued for cash at $0.83
 per share                              193,939          1,939        158,061            --

December 23, 1999, common
 stock issued for cash at $0.83
 per share                              120,773          1,208         98,792            --

December 31, 1999, common
 stock issued for conversion of
 related party debt at $1.50 per
 share                                  592,744          5,928        883,189            --

Net loss for the year ended
 December 31, 1999                         --             --             --        (5,892,287)
                                   ------------   ------------   ------------    ------------

Balance, December 31, 1999           32,835,925   $    328,359   $  5,782,025    $(11,116,617)
                                   ------------   ------------   ------------    ------------

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                        Deficit
                                                                                      Accumulated

                                                                       Additional     During the

                                                Common Stock             Paid-In      Development
                                           Shares         Amount         Capital         Stage
                                        ------------   ------------   ------------   ------------
Balance, December 31, 1999                32,835,925   $    328,359   $  5,782,025   $(11,116,617)

January 4, 2000, common stock
 issued for debt and services
 at $2.75 per share (unaudited)              147,580          1,476        404,369           --

January 5, 2000 common stock
 issued for services at $4.34
 per share (unaudited)                        60,000            600        259,800           --

March 9, 2000, common stock
 issued for cash purchase of
 warrants at $1.99 per share
 (unaudited)                                  62,792            628        124,391           --

March 16, 2000, common stock
 issued for convertible debenture
 at $1.50 per share (unaudited)               66,667            667         99,333           --

March 16, 2000, common stock
 issued for cash purchase of
 warrants at $0.75 per share
 (unaudited)                                 133,333          1,333         98,667           --

March 27, 2000, 3 stock issuances for payment of debt at average price of $4.95 per share

 (unaudited)                                  46,486            465        231,347           --

January 1 - March 31, 2000,
57 stock issuances pursuant
 to a private placement
 memorandum at average
 price of $5.10 per share (unaudited)      1,865,587         18,656      6,556,205           --

January 1 - March 31, 2000,
 warrants issued below market
 value (unaudited)                              --             --        3,299,940           --

Net loss for the three months
 ended March 31, 2000 (unaudited)               --             --             --       (4,256,585)
                                        ------------   ------------   ------------   ------------

Balance, March 31, 2000 (unaudited)       35,218,370   $    352,184   $ 16,856,077   $(15,373,202)
                                        ============   ============   ============   ============

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows

                                   (Unaudited)


                                                                                            From
                                                                                        Inception on

                                                                                          March 26,
                                                            For the Three Months        1992 Through
                                                                  March 31,               March 31,
                                                            2000            1999            2000
                                                       ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                            $ (4,256,585)   $   (668,978)   $(15,373,202)
   Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
     Depreciation                                            14,863           4,663          65,557
     Common stock issued for services and
       equity discounts                                   3,766,185         473,589       4,611,985
     Loss on sale of assets                                    --              --           387,649
   Change in operating asset and liability accounts:

     (Increase) decrease in overpayment receivable          (74,700)           --           (74,700)
     (Increase) decrease in prepaid assets                 (452,500)           --          (452,500)
     (Increase) decrease in other assets                    359,110         (71,320)       (684,367)
     Increase (decrease) in accounts payable               (404,829)        163,032       1,874,200
     Increase (decrease) in accrued expenses               (114,387)        106,175         212,195
                                                       ------------    ------------    ------------

       Net Cash Provided (Used) by Operating

        Activities                                       (1,162,843)          7,161      (9,433,183)
                                                       ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                (714,761)           --          (821,092)
                                                       ------------    ------------    ------------

       Net Cash (Used) by Investing Activities             (714,761)           --          (821,092)
                                                       ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment of note payable                             (1,761,222)           --        (2,009,457)
   Loans from related parties                                48,648            --         7,605,377
   Issuance of convertible debentures                          --              --           650,000
   Common stock issued for cash                           6,899,880            --         7,686,333
                                                       ------------    ------------    ------------

       Net Cash Provided by Financing Activities          5,187,306            --        13,932,253
                                                       ------------    ------------    ------------

NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                              3,309,702           7,161       3,677,978

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                  368,276           3,184            --
                                                       ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                             $  3,677,978    $     10,345    $  3,677,978
                                                       ============    ============    ============

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)


                                                                                   From
                                                                                Inception on

                                                                                  March 26,
                                                        For the Three Months    1992 Through
                                                              March 31,           March 31,
                                                         2000         1999         2000
                                                      ==========   ==========   ==========
CASH PAID FOR:

   Interest                                           $     --     $     --     $     --
   Income taxes                                       $     --     $     --     $     --
                                                      ==========   ==========   ==========
NON-CASH FINANCING ACTIVITIES

   Common stock issued for services and
     equity discounts                                 $3,766,185   $     --     $4,611,985
   Common stock issued in acquisition of subsidiary   $     --     $     --     $3,589,015
   Common stock issued for conversion of
     accounts payable                                 $  210,420   $     --     $  210,420
   Common stock issued for conversion of debt         $  100,000   $     --     $  100,000
   Common stock issued for conversion of accrued
     interest                                         $   21,392   $     --     $   21,392

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of Ocean Power Corporation and its wholly-owned Subsidiaries (the Company).

              The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is planning to engage in the business of developing and marketing water desalination and renewable power generation systems that will be modular and mass produced. The Company plans to pursue regional joint ventures in water and power challenged markets to build, own, operate and transfer modular seawater desalination and power plants.

              PTC Holdings, Inc. (Holdings) (formerly H Power Technologies, Inc.) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware.

              PTC Group, Inc., (Group) (formerly Intryst, Inc.) was incorporated under the laws of the State of Idaho on April 24, 1969.

              On June 22, 1999, Group and Holdings completed an Agreement and Plan of Merger whereby Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of Holdings. Immediately prior to the Agreement and Plan of Merger, Group had 6,426,450 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Holdings because the shareholders of Holdings controlled Group after the acquisition. Therefore, Holdings was treated as the acquiring entity for accounting purposes and Group was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of Holdings. On August 19, 1999, the shareholders of the Company authorized a 1 for 10 reverse stock split. All references to shares of common stock have been retroactively restated.

              On  July  12,  1999,   Group  changed  its  name  to  Ocean  Power
              Corporation (Idaho).

              On July 21, 1999,  Ocean Power  Corporation  (Delaware) was formed
              for  the  purpose  of  changing   the   domicile  of  Ocean  Power
              Corporation (Idaho).

              On July 28, 1999, Delaware and Idaho merged to change the domicile from Idaho to Delaware with Delaware being the surviving entity.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

              The Subsidiaries:

              Integrated Water and Power Corporation (IWP) (formerly Clean Air Power Technologies Corporation) (formerly Advanced Technologies Manufacturing Corporation) was incorporated on December 11, 1996 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. IWP is currently inactive.

              Advanced Power Sources Corporation (APS) (formerly ZE-Power Technologies Corporation) (formerly P.T.C. Corporation) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. APS is currently inactive.

              Manufacturing Technologies Corporation (MTC) was incorporated on January 7, 1997 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. MTC is currently inactive.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the stock equivalents.

                                                   For the Three Months Ended
                                                            March 31,
                                                 ----------------------------
                                                      2000           1999
                                                 ------------    ------------
                                                  (Unaudited)     (Unaudited)
                          Net (loss)
                            (numerator)          $ (4,256,585)   $   (668,978)

                          Weighted average
                            shares outstanding
                            (denominator)          33,163,792       4,936,484
                                                 ------------    ------------

                          Basic loss per share   $      (0.13)   $      (0.14)
                                                 ============    ============

              c.  Provision for Taxes

              At March 31, 2000, the Company has net operating loss carryforwards of approximately $15,400,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater change the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e.  Principles of Consolidation

              The March 31, 2000 unaudited financial statements are consolidated with Ocean Power Corporation, Integrated Water and Power Corporation, Advanced Power Sources Corporation and Manufacturing Technologies Corporation. All significant intercompany accounts and transactions have been eliminated.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Equipment

              Office equipment is recorded at cost. Major additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 5 to 39 years using the straight-line method. Depreciation expense for continuing operations for the three months ended March 31, 2000 and 1999 was $14,863 and $4,663, respectively.

              Equipment consists of the following:
                                                        March 31,   December 31,
                                                          2000         1999
                                                       ---------    ---------
                                                      (Unaudited)
                      Equipment                        $ 696,310    $    --
                      Office equipment and furniture      45,105       36,748
                      Computers and software              47,338       46,834
                      Phone system                        19,667       19,667
                      Leasehold improvements               9,590         --
                      Accumulated depreciation           (63,147)     (50,694)
                                                       ---------    ---------

                      Net Equipment                    $ 754,863    $  52,555
                                                       =========    =========

              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

              h.  Change in Accounting Principle

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

              i.  Revenue Recognition Policy

              The  Company   currently  has  no  source  of  revenues.   Revenue
              recognition policies will be determined when principal operations begin.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              j.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              k.  Long-lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              l.  Unaudited Financial Statements

              The accompanying unaudited consolidated financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 3 -      EQUIPMENT PROCUREMENT COSTS

              During July and August 1999, the Company made deposits on a vapor compression distillation unit to be used in the development of its water desalination system in the amount of $300,000.

              During September 1999, the Company paid moving, storage and set up costs on the above mentioned equipment of $64,110.

              During March 2000, the Company paid the remaining $200,000 on this equipment and capitalized a total of $564,110.

NOTE 4 -      PREPAID EXPENSES

              The Company's prepaid expense is comprised of the following items:

                                                    March 31,    December 31,
                                                      2000          1999
                                                    --------   -------------
                                                   (Unaudited)

                        Prepaid services            $192,500   $        --

                        Prepaid license agreement    250,000            --

                        Prepaid legal                 10,000            --
                                                    --------   -------------

                                   Total            $452,500   $        --
                                                    ========   =============

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 4 -      PREPAID EXPENSES (Continued)

              During March 2000, the Company purchased a motor for the development of its desalination equipment for $132,200. As part of this purchase, the Company entered into a thirty year license agreement, which begins in April 2000, for a minimum payment of $500,000 per year. At March 31, 2000, the Company prepaid $250,000 towards this license agreement.

              The Company also entered into a service agreement for the motor beginning April 2000. The agreement calls for the payment of $192,500 for one year. At March 31, 2000, the Company prepaid the full amount of this agreement.

NOTE 5 -      NOTES PAYABLE - RELATED PARTIES


              Notes payable at March 31, 2000 consist of the following:

              Note payable to a related party bearing interest at 10% per annum, due upon demand, secured by personal

               guarantee of officer.                                                  $         102,199

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due

               on demand.                                                                       256,021

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due

               upon demand.                                                                     556,835

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                  591,709

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                   69,371

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                  321,857

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                   63,431

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                  142,994

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                   19,200
                                                                                      -----------------

              Balance forward                                                         $       2,123,617
                                                                                      -----------------

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 5 -      NOTES PAYABLE - RELATED PARTIES (Continued)


              Balance Forward                                                                    $       2,123,617

              Unsecured note payable to a related party bearing interest at
               10% per annum due upon demand.                                                               89,283

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                              14,577

              Less advances to employees:

                  1997                                                                                     123,826
                  1998                                                                                     114,805
                  1999                                                                                     420,334
                  2000                                                                                       5,000
                                                                                                 -----------------
                      Total advances                                                                       663,965
                                                                                                 -----------------
              Total Notes Payable - Related Parties, Net                                         $       1,563,512
                                                                                                 =================
              Annual  maturities  of notes  payable  -  related  parties  are as follows:

                  Years Ending
                  December 31,

                  ------------
                         2000                                                                    $       1,563,512
                                                                                                 =================

              Total interest expense to related parties was $61,126 and $83,136 for the three months ended March 31, 2000 and 1999, respectively.

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $663,965 to employees. The advances were formalized through the signing of notes receivable bearing interest at 10% per annum with each employee at the end of each year. This amount is netted against the notes payable - related parties balance at March 31, 2000 due to management's intent to net these receivables with the respective related party notes when settled in 2000.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999

NOTE 6 -      CONVERTIBLE DEBENTURES

              During November 1999, the Company issued three convertible debentures for $100,000 each. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with these debentures amounted to $7,500 at March 31, 2000.

              During March 2000, 66,667 shares of common stock were issued to convert one of the three debentures and 133,333 shares were issued in conjunction with the warrants.

              During November 1999, the Company issued a convertible debenture for $350,000. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with this debenture amounted to $8,750 at March 31, 2000.

              The Company recognized additional compensation expense of $650,000 during 1999 to reflect the discount on the warrants.

NOTE 7 -      ACCRUED EXPENSES

              The company's accrued expenses is comprised of the following items:


                                                            March 31,       December 31,
                                                             2000               1999
                                                         --------------  -----------------
                                                          (Unaudited)
                  Accrued payroll taxes payable          $        9,291  $          50,411
                  Accrued interest payable - payroll             52,717             52,717
                  Accrued payroll tax penalty                    98,845             98,845
                  Accrued interest payable - notes               29,950            124,609
                                                         --------------  -----------------
                                Total                    $      190,803  $         326,582
                                                         ==============  =================

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $663,965 to employees. Due to the advances resembling payroll activities, the Company has accrued payroll taxes for the employer's portion at 7.65%, interest at 8% and penalties at 15% for each year. During the three months ended March 31, 2000, the Company repaid $537,519 of the accrued payroll amounts for 1997, 1998 and 1999 through payroll in 2000, resulting in a reduction in accrued payroll taxes of $41,120.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 8 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through March 31, 2000. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. The Company expects that it will need $4,000,000 to $6,000,000 of additional funds for operations and expansion in 2000.

NOTE 9 -      COMMITMENTS AND CONTINGENCIES

              a.  Employment Agreements

              During June 1998, the Company entered into a five year employment agreement with its President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Secretary/Treasurer. The agreement calls for a base salary of $130,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a four year employment agreement with an employee. The agreement calls for a base salary of $55,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Vice President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              b.  Consulting Agreements

              During July 1997, the Company entered into a consulting agreement with Richard Morris Associates. The agreement is for one year and calls for the payment of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 9 -      COMMITMENTS AND CONTINGENCIES (Continued)

              During June 1999, the Company entered into a consulting agreement with D. Weckstein & Co., Inc. as financial consultants and investment bankers for a period of two years. The agreement calls for the Company to issue options to purchase 300,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

              a. 7% of the first $1,000,000 of the consideration paid in such transaction;

              b. 6% of the consideration in excess of $1,000,000 and up to $3,000,000;

              c. 5% of the consideration in excess of $3,000,000 and up to $5,000,000;

              d. 4% of the consideration in excess of $5,000,000 and up to $7,000,000;

              e. 3% of the consideration in excess of $7,000,000 and up to $9,000,000; and

              f.  2% of the consideration in excess of $9,000,000.

              During December 1999, the agreement was amended whereby Weckstein will receive options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999 (see Note 10).

              During March 1999, the Company entered into a consulting agreement with Richard Brown. The agreement calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company and no commission payments were made during 1999.

              During July 1999, the Company entered into a six month business consulting agreement with Xcel Associates, Inc., which may be renewed for a provisional three month period upon mutual agreement of the parties. The agreement calls for the Company to issue 500,000 shares of the Company's common stock as follows: 1)
              150,000  shares  within  one week of  signing  the  agreement;  b)
              150,000 shares within 30 days based on mutually agreed upon performance; and 3) 200,000 within the following 60 days based on mutually agreed upon performance as well as the right to purchase up to 1,000,000 shares of common stock at $0.50 per share and the payment of expenses incurred.

              During November 1999, the Company entered into a 30 day consulting agreement with International Capital Corp. The agreement calls for the Company to pay $42,000 for services, $6,000 for expenses and issue 60,000 shares of the Company's common stock. The Company paid all fees and expenses and issued 60,000 shares of common stock in conjunction with this agreement and allowed the agreement to expire.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 9 -       COMMITMENTS AND CONTINGENCIES (Continued)

               During January 2000, the Company entered into a three year consulting agreement with Clement J. Wohlreich. The agreement calls for the Company to issue 100,000 units at $3.00 per unit, consisting of one share of the Company's common stock and one warrant. The warrants will have a life of three years and a purchase price of $1.50 per warrant.

               During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and will be priced at $1.50 per share.

               During January 2000, the Company entered into a consulting agreement with Donner Corp. International. The agreement calls for the Company to pay a retainer of $2,500, $100,000 for services in connection with assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000.

               During February 2000, the Company signed an amendment to its agreement for consulting services with D. Weckstein & Co. The amendment calls for the Company to issue 75,000 options to purchase the Company's common stock exercisable at $6.00 per share for three years.

               c.   Office Lease

               The Company leases its office space under a non-cancellable operating lease which expires on April 30, 2002. The monthly rent amount is $17,000 with yearly increases of approximately 2% per year. Rent expense for the three months ended March 31, 2000 and 1999 was $48,294 and $55,141, respectively.

NOTE 10 -      DILUTIVE INSTRUMENTS

               The Company applied Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                 Notes to the Consolidated Financial Statements

                      March 31, 2000 and December 31, 1999


NOTE 10 -      DILUTIVE INSTRUMENTS (Continued)

               FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No.1 23"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 32 percent for all years; risk-free interest rates of 10.0 percent and expected lives of 4.5 years.

               The company has granted the following warrants and options as of March 31, 2000:


                              Date of         Exercise      Exercise
                 Type          Grant           Number          Price       Date
               --------   --------------     ---------    ----------   ------------

               Options    Mar.16, 1999          30,000    $     5.00   Mar. 16, 2002
               Warrants   May 17, 1999         654,061    $     1.50   May 17, 2004
               Option     July 12, 1999        100,000    $     5.00   July 12, 2000
               Warrants   Nov. 16, 1999      1,733,333    $     0.75   Nov. 16, 2004
               Warrants   Jan.-Mar. 2000     1,865,587    $     5.10   Jan.-Mar. 2003

               The Company has recognized additional compensation expense of $6,000 for the options issued on March 16, 1999 which is recorded as part of the recapitalization.

               The Company has recognized additional compensation expense of $250,000 for the options granted on July 12, 1999 which is recorded as part of the recapitalization.

               The Company has recognized additional compensation expense of $650,000 for the warrants granted on November 16, 1999.

               the Company has recognized additional compensation expense of $3,299,940 for the warrants granted January - March 2000 in conjunction with a private placement memorandum.

               The compensation expenses recorded reflect the discounts from the trading value of the stock on the date of grant.

                                    PART III

ITEM 1 AND

----------
ITEM 2            INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
------

Consent of Independent Auditors'                     Dated July 5, 2000

Articles of Incorporation

of Kaniksu American Mining                           Dated April 5, 1969
Company (Idaho)

Certificate of Amendment

Kaniksu American Mining                              Dated August 28, 1995
name change to Kaniksu
Ventures, Inc.

Certificate of Amendment

Kaniksu Ventures, Inc.,                              Dated April 2, 1997
name change to Intryst, Inc

Articles of Amendment of

Intryst, Inc., name change                           Dated December 24, 1997
to PTC Group, Inc.

Articles of Amendment of

PTC Group, Inc., name change                         Dated July 14, 1999
to Ocean Power Corporation

Certificate of Incorporation

of Ocean Power Corporation                           Dated July 21, 1999
a Delaware Corporation

Articles of Merger of Ocean

Power Corporation Idaho With                         Dated July 28, 1999
Ocean Power Corporation Delaware

Bylaws                                               Dated July 22, 1999

Certificate of Merger of

Foreign and Domestic Corporation                     Dated July 28, 1999

Employment Contracts

                                     PART IV

SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      OCEAN POWER CORPORATION




Date:                                 By:/s/Joseph P. Maceda
     ------------------                  -------------------
                                         Joseph P. Maceda, President